Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-66471


                                     [LOGO]


                      PACIFIC AEROSPACE & ELECTRONICS, INC.

                      SUPPLEMENT NO. 2 DATED APRIL 7, 1999
                                       TO
                       PROSPECTUS DATED DECEMBER 23, 1998


     On April 6, 1999, Pacific Aerospace & Electronics, Inc. filed the attached Form 10-Q Quarterly Report for the quarter ended February 28, 1999, with the Securities and Exchange Commission.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

[ X ] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the quarterly period ended February 28, 1999

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
        For the transition period from _________________ to __________________

                         Commission File Number: 0-26088


                      PACIFIC AEROSPACE & ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)


              Washington                                    91-1744587
    (State or other jurisdiction                         (I.R.S. Employer
  of incorporation or organization)                     Identification No.)

               430 Olds Station Road, Wenatchee, Washington 98801
               (Address of Principal Executive Offices; Zip Code)

       Registrant's telephone number, including area code: (509) 667-9600

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Applicable only to issuers involved in bankruptcy proceedings during the preceding five years:

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by court. Yes [ ] No [ ]

Applicable only to corporate issuers:

State the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: As of April 1, 1999, there were 18,753,506 shares outstanding of the Company's Common Stock, par value $.001 per share.

                         PART I - FINANCIAL INFORMATION


ITEM 1:  FINANCIAL STATEMENTS

Consolidated Balance Sheets - February 28, 1999 and May 31, 1998

Consolidated Statements of Operations - Third Quarters and Nine Months Ended February 28, 1999 and 1998

Consolidated Statements of Cash Flow - Nine Months Ended February 28, 1999 and 1998

Management's Statement and Notes to Unaudited Consolidated Financial Statements
- Third Quarters and Nine Months Ended February 28, 1999 and 1998

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                    FORM 10-Q
                       February 28, 1999 and May 31, 1998

                                                             February 28,            May 31,
                                                                    1999               1998
                     ASSETS                                   (Unaudited)          (Audited)
-------------------------------------------------            ------------       ------------
CURRENT ASSETS
   Cash                                                      $  7,599,000       $ 11,461,000
   Accounts receivable                                         21,314,000          9,375,000
   Inventories                                                 26,851,000         16,184,000
   Deferred income taxes                                          516,000            386,000
   Prepaid expenses and other                                   1,429,000            272,000
                                                             ------------       ------------
         Total current assets                                  57,709,000         37,678,000
                                                             ------------       ------------

PROPERTY AND EQUIPMENT, NET                                    47,784,000         26,335,000
                                                             ------------       ------------

OTHER ASSETS
  Note receivable, net                                                  -            700,000
  Investment                                                    1,145,000          4,579,000
  Costs in excess of net book value of acquired
     subsidiaries, net                                         41,589,000          6,515,000
  Patents, net                                                  1,153,000          1,229,000
  Deferred income taxes                                         3,155,000            222,000
  Deferred financing costs, net                                 5,233,000            856,000
  Other assets                                                    635,000            466,000
                                                             ------------       ------------
         Total other assets                                    52,910,000         14,567,000
                                                             ------------       ------------

TOTAL ASSETS                                                 $158,403,000       $ 78,580,000
                                                             ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------
CURRENT LIABILITIES
   Accounts payable                                          $ 10,033,000       $  6,748,000
   Accrued liabilities                                          5,734,000          2,587,000
   Current portion - long-term debt                             1,184,000          1,027,000
   Current portion - capital lease obligations                    359,000            206,000
   Lines of credit                                                      -          1,511,000
                                                             ------------       ------------
         Total current liabilities                             17,310,000         12,079,000
                                                             ------------       ------------

LONG-TERM LIABILITIES
  Long-term debt, net of current portion                       80,600,000          9,059,000
  Capital leases, net of current portion                        1,648,000            941,000
  Deferred rent and other                                         285,000            359,000
                                                             ------------       ------------
         Total long-term liabilities                           82,533,000         10,359,000
                                                             ------------       ------------

TOTAL LIABILITIES                                              99,843,000         22,438,000
                                                             ------------       ------------

SHAREHOLDERS' EQUITY
   Convertible preferred stock                                          -                  -
   Common stock                                                    19,000             15,000
   Additional paid-in capital                                  70,790,000         57,830,000
   Accumulated other comprehensive income (loss)               (2,707,000)          (436,000)
   Accumulated deficit                                         (9,542,000)        (1,267,000)
                                                             ------------       ------------
                  Total shareholders' equity                   58,560,000         56,142,000
                                                             ------------       ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $158,403,000       $ 78,580,000
                                                             ============       ============


The accompanying notes are an integral part of these consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                    FORM 10-Q
         Third Quarters and Nine Months Ended February 28, 1999 and 1998


                                                      Third Quarters Ended             Nine Months Ended
                                                  ----------------------------    ----------------------------
                                                  February 28,    February 28,    February 28,    February 28,
                                                         1999            1998            1999            1998
                                                   (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                                  ------------    ------------    ------------    ------------
NET SALES                                         $ 27,248,000    $ 12,783,000    $ 76,903,000    $ 36,987,000
COST OF SALES
   Inventory impairment                                      -               -       1,600,000               -
   Other cost of sales                              22,446,000       9,137,000      61,005,000      26,964,000
                                                  ------------    ------------    ------------    ------------
     TOTAL COST OF SALES                            22,446,000       9,137,000      62,605,000      26,964,000
                                                  ------------    ------------    ------------    ------------

GROSS PROFIT                                         4,802,000       3,646,000      14,298,000      10,023,000

OPERATING EXPENSES                                   4,143,000       2,368,000      12,274,000       6,568,000
                                                  ------------    ------------    ------------    ------------

INCOME FROM OPERATIONS                                 659,000       1,278,000       2,024,000       3,455,000
                                                  ------------    ------------    ------------    ------------

OTHER INCOME AND EXPENSE
     Interest income                                   107,000          55,000         470,000         101,000
     Interest expense                               (2,548,000)       (197,000)     (6,300,000)       (526,000)
     Other income (expense)                             68,000      (1,012,000)     (6,850,000)       (997,000)
                                                  ------------    ------------    ------------    ------------
                                                    (2,373,000)     (1,154,000)    (12,680,000)     (1,422,000)
                                                  ------------    ------------    ------------    ------------

NET INCOME (LOSS) BEFORE
FEDERAL INCOME TAXES                                (1,714,000)        124,000     (10,656,000)      2,033,000

PROVISION FOR FEDERAL INCOME TAXES                     429,000       1,128,000       2,384,000         859,000
                                                  ------------    ------------    ------------    ------------

NET INCOME (LOSS)                                 $ (1,285,000)   $  1,252,000    $ (8,272,000)   $  2,892,000
                                                  ============    ============    ============    ============

NET INCOME (LOSS) PER SHARE:
        BASIC                                     $      (0.07)   $       0.10    $      (0.49)   $       0.24
        DILUTED                                   $      (0.07)   $       0.09    $      (0.49)   $       0.23

SHARES USED IN COMPUTATION OF
     NET INCOME (LOSS) PER SHARE:
        BASIC                                       18,591,000      12,422,000      16,903,000      11,704,000
        DILUTED                                     18,591,000      13,441,000      16,903,000      12,370,000


The accompanying notes are an integral part of these consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    FORM 10-Q
                  Nine Months Ended February 28, 1999 and 1998


                                                                  February 28,       February 28,
                                                                         1999               1998
                                                                   (Unaudited)        (Unaudited)
                                                                  ------------       ------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net cash provided by (used in) operating
        activities                                                $ (5,062,000)      $  1,119,000
                                                                  ------------       ------------

CASH FLOW FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                             (6,640,000)        (5,812,000)
     Reduction in notes receivable                                           -            125,000
     Acquisition of subsidiaries                                   (29,012,000)        (2,250,000)
     Purchase of goodwill                                          (40,232,000)                 -
     Proceeds from certificate of deposit                                    -          1,000,000
     Purchase of investment                                                  -           (837,000)
     Increase in notes receivable                                            -         (5,808,000)
     Other changes, net                                                      -            230,000
                                                                  ------------       ------------
          Net cash used in investing activities                    (75,884,000)       (13,352,000)
                                                                  ------------       ------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Net repayments under lines of credit                           (1,511,000)                 -
     Proceeds from long-term debt                                   72,622,000          6,135,000
     Payments on long-term debt and capital leases                  (5,367,000)        (1,561,000)
     Sale of common stock, net of issuance costs                     4,872,000          2,223,000
     Sale of preferred stock, net of issuance costs                  6,683,000            (93,000)
     Sale of convertible debentures, net of issuance costs                   -          5,367,000
     Conversion of purchase warrants                                         -          1,309,000
     Other changes, net                                                      -            129,000
                                                                  ------------       ------------
            Net cash provided by financing activities               77,299,000         13,509,000
                                                                  ------------       ------------

NET CHANGE IN CASH                                                  (3,647,000)         1,276,000

CASH AT BEGINNING OF PERIOD                                         11,461,000          3,048,000
EFFECT OF EXCHANGE RATES ON CASH                                      (215,000)                 -
                                                                  ------------       ------------

CASH AT END OF PERIOD                                             $  7,599,000       $  4,324,000
                                                                  ============       ============

SUPPLEMENTAL CASH FLOW:
     Noncash operating expenses related to:
          Depreciation                                            $  3,925,000       $  1,162,000
          Amortization                                                 910,000            209,000
     Cash paid during the period for:
          Interest                                                   5,393,000            321,000
          Income taxes                                                 411,000            246,000
     Noncash investing and financing activities:
          Seller-financed acquisition of property, plant
            and equipment                                              290,000                  -


The accompanying notes are an integral part of these consolidated financial statements.

             PACIFIC AEROSPACE & ELECTRONICS, INC. AND SUBSIDIARIES
                           MANAGEMENT'S STATEMENT AND
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                    FORM 10-Q
         Third Quarters and Nine Months Ended February 28, 1999 and 1998


Management's Statement
----------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with Form 10-Q instructions and, in the opinion of management, contain all adjustments necessary to present fairly the Company's consolidated financial position as of February 28, 1999 and May 31, 1998, the consolidated results of operations for the quarters and nine months ended February 28, 1999 and 1998, and the consolidated statements of cash flows for the nine months ended February 28, 1999 and 1998. All significant intercompany transactions have been eliminated in the consolidation process. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's annual and quarterly reports under the Securities Exchange Act of 1934, as amended.

Certain information and footnote disclosures normally included in audited financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended May 31, 1998 and 1997.

The results of operations for the quarters and nine months ended February 28, 1999 and 1998 are not necessarily indicative of the results to be expected or anticipated for the full fiscal year.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Note 1:  Comprehensive Income
         --------------------

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income (Statement 130), which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company has not determined the manner in which it will present the information required by Statement 130 in its annual financial statements for the year ending May 31, 1999. The Company's total comprehensive income (loss) for the quarters and nine months ended February 28, 1999 and 1998 was $(4,318,000), $(10,543,000), $1,252,000, and $2,892,000, respectively.
Components of comprehensive income (loss) are as follows:

                                                  Quarters Ended February 28,      Nine Months Ended February 28,
                                                 -----------------------------     -----------------------------
                                                         1999             1998             1999             1998
                                                 ------------     ------------     ------------     ------------
Net income (loss)                                $ (1,285,000)    $  1,252,000     $ (8,272,000)    $  2,892,000
Other comprehensive income (loss):
   Foreign currency translation                    (2,210,000                -       (1,716,000)               -
   Income tax benefit (expense)                       751,000                -          583,000                -
   Adjustment for unrealized loss on
      investment                                   (1,574,000)               -       (1,138,000)               -
                                                 ------------     ------------     ------------     ------------
      Total other comprehensive income (loss)      (3,033,000)               -       (2,271,000)               -
                                                 ------------     ------------     ------------     ------------
Comprehensive income (loss)                      $ (4,318,000)    $  1,252,000     $(10,543,000)    $  2,892,000
                                                 ============     ============     ============     ============

Note 2:  Computations of Earnings per Share
         ----------------------------------

The Company has adopted SFAS No. 128, Earnings Per Share (Statement 128). In accordance with Statement 128 basic earings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. Due to the net loss during the third quarter and nine months ended February 28, 1999, the same number of shares were used to compute both basic and diluted earnings per share.

Note 3:  Aeromet Acquisition
         -------------------

On July 30, 1998, the Company's wholly-owned subsidiary, Pacific Aerospace & Electronics (UK) Limited, closed the purchase of Aeromet International plc ("Aeromet") pursuant to a Share Acquisition Agreement. In consideration for the purchase, the Company paid the seller 42 million pounds sterling (or approximately $69 million) in cash.
Aeromet is located in the United Kingdom.

At the purchase date, the total purchase price of Aeromet including capitalized costs of the acquisition, was $72.7 million, including $32.6 million in net assets (current assets of $30.6 million; property plant and equipment of $18.1 million; current liabilities of $14.5 million; long-term liabilities of $1.7 million) and resultant goodwill of $40.1 million. Accounting policies at Aeromet have been conformed to generally accepted accounting principles consistent with the Company. Goodwill is being amortized over 40 years. Step-up in the valuation of property, plant and equipment to fair market value is being amortized over the estimated useful lives of the assets, generally 7 to 10 years. For balance sheet purposes, the Company has translated UK valuations to US dollars for Aeromet using the translation at the balance sheet date. For the statement of operations purposes, the revenues and expenses have been reported at average transaction rates on a monthly basis. Income tax rates have been estimated at the prevailing rates in the UK. The Company has also filed a Form 8-K with corresponding disclosures on August 14, 1998.

The following summary, prepared on a pro forma basis, presents the unaudited consolidated condensed results of operations of the Company, as if the Aeromet acquisition was made as of the first day of the quarterly and nine months being reported and the comparable periods in the previous year.

                                                  Quarters Ended February 28,      Nine Months Ended February 28,
                                                 -----------------------------     -----------------------------
                                                         1999             1998             1999             1998
                                                 ------------     ------------     ------------     ------------
                                                            (in thousands, except per share amounts)
Net sales                                        $     27,248     $     25,689     $     86,485      $    75,186
Net income (loss)                                $     (1,285)    $        (17)    $     (9,329)     $      (960)
Net income (loss) per share:
      Basic                                      $       (.07)    $        .00     $       (.50)     $      (.08)
      Diluted                                    $       (.07)    $        .00     $       (.50)     $      (.08)

The pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the transactions been consummated as of the date indicated nor are they intended to indicate results that may occur in the future.

Note 4:  Inventories
         -----------

Components of inventories are as follows:

                                           February 28,               May 31,
                                                  1999                  1998
                                        --------------        --------------
Raw materials                           $    8,180,000        $    5,789,000
Work in progress                            12,859,000             5,683,000
Finished goods                               5,812,000             4,712,000
                                        --------------        --------------
          Total                         $   26,851,000        $   16,184,000
                                        ==============        ==============

Note 5:  Investment
         ----------

At February 28, 1999, the Company's investment in the common stock of a public company is shown net of an adjustment, resulting from a decline in the market price of the common stock which management considers temporary, in accordance with Statement of Financial Accounting Standards No. 115. The investment is also shown net of a reserve for additional loss exposure related to the Company's guarantee of certain debt of the public company and other related matters.

Note 6:  Subsequent Events
         -----------------

In April 1999, the Company reached a settlement with Deltec Holdings, Inc. ("Deltec Holdings") and certain parties related to Deltec Holdings, with respect to the Company's wholly-owned subsidiary, Electronic Specialty Corporation ("ESC"). As of March 1, 1998, a wholly-owned subsidiary of the Company purchased substantially all of the assets of Deltec Holdings, which was then known as Electronic Specialty Corporation (the "ESC Acquisition"). In consideration for the purchase, the Company delivered to Deltec Holdings $2 million in cash and 923,304 shares of restricted Common Stock. The number of shares issued was determined based on a per share value of $6.4984, which was the average closing price of the Company's Common Stock on the Nasdaq National Market System for the 20 consecutive trading days preceding the closing date.

In June 1998, the Company terminated ESC's president. The Company subsequently became aware of certain differences between ESC's actual financial condition and the financial condition represented by Deltec Holdings in the closing documents. The Company took a number of actions, including reducing ESC's workforce, appointing a new general manager, and reassessing ESC's business opportunities and relationships with customers and suppliers. During the first quarter of fiscal 1999, the Company wrote off its goodwill in ESC in the amount of $3,581,000, and during the second quarter of fiscal 1999, the Company recorded a $1.6 million non-recurring inventory write down at ESC due to discontinuation of an unprofitable product line.

The Company subsequently made claims against Deltec Holdings based on Deltec Holdings' representations and warranties in the Asset Purchase Agreement related to the ESC Acquisition. The parties settled those claims on April 2, 1999, and Deltec Holdings agreed to return to the Company for cancellation 225,000 of the shares of Common Stock that it received as part of the purchase price. The Company expects the share cancellation to be effected no later than April 16, 1999. If the share cancellation had been effected on April 1, 1999, the 18,753,506 shares of Common Stock outstanding on that date would have been reduced to 18,528,506 shares.

Note 7:  Consolidating Condensed Financial Statements
         --------------------------------------------

The following financial statements present consolidating condensed financial information of the Company for the indicated periods. The Company's senior subordinated notes, which were used to finance the Aeromet acquisition in July 1998, were issued by the parent corporation, Pacific Aerospace & Electronics, Inc., and have been guaranteed by all of its domestic subsidiaries, which are wholly owned by the parent corporation. The guarantor subsidiaries have fully and unconditionally guaranteed this debt on a joint and several basis. This debt is not guaranteed by the Company's foreign subsidiaries, which consist of Aeromet and two related holding companies. There are no significant contractual restrictions on the distribution of funds from the guarantor subsidiaries to the parent corporation. The consolidating condensed financial information is presented in lieu of separate financial statements and other disclosures of the guarantor subsidiaries, as management has determined that such information is not material to investors.

                      Pacific Aerospace & Electronics, Inc.
                      Consolidating Condensed Balance Sheet
                                February 28, 1999

                                                             GUARANTOR    NON-GUARANTOR
                                                PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                          ------------    ------------    -------------    -------------    ------------
ASSETS

CURRENT ASSETS
      Cash and cash equivalents           $  1,434,000    $  2,116,000    $   4,049,000    $           -    $  7,599,000
      Accounts receivable, net                       -       8,114,000       14,013,000         (813,000)     21,314,000
      Inventories                                    -      14,581,000       12,270,000                -      26,851,000
      Other                                  3,218,000         289,000          899,000       (2,461,000)      1,945,000
                                          ------------    ------------    -------------    -------------    ------------
          Total current assets               4,652,000      25,100,000       31,231,000       (3,274,000)     57,709,000

PROPERTY, PLANT, AND EQUIPMENT, net          5,925,000      24,861,000       16,998,000                -      47,784,000

OTHER ASSETS
      Costs in excess of net book value
          of acquired subsidiaries, net              -       2,864,000       38,725,000                -      41,589,000
      Investment in subsidiaries            54,414,000               -                -      (54,414,000)              -
      Investment in common stock, net        1,145,000               -                -                -       1,145,000
      Intercompany note and loan
          receivable                        63,344,000               -           85,000      (63,429,000)              -
      Other                                  9,728,000         615,000         (167,000)               -      10,176,000
                                          ------------    ------------    -------------    -------------    ------------
          Total other assets               128,631,000       3,479,000       38,643,000     (117,843,000)     52,910,000
                                          ------------    ------------    -------------    -------------    ------------

TOTAL ASSETS                              $139,208,000    $ 53,440,000    $  86,872,000    $(121,117,000)   $158,403,000
                                          ============    ============    =============    =============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                    $    375,000    $  3,073,000    $   7,398,000    $    (813,000)   $ 10,033,000
      Current portion of long-term debt        140,000       1,044,000                -                -       1,184,000
      Other                                  3,632,000         750,000        5,899,000       (4,188,000)      6,093,000
                                          ------------    ------------    -------------    -------------    ------------
          Total current liabilities          4,147,000       4,867,000       13,297,000       (5,001,000)     17,310,000

LONG-TERM LIABILITIES
      Long-term debt, net of current
         portion                            76,416,000       4,184,000                -                -      80,600,000
      Intercompany note and loan payable        85,000      25,844,000       37,500,000      (63,429,000)              -
      Other                                          -       1,101,000          832,000                -       1,933,000
                                          ------------    ------------    -------------    -------------    ------------
          Total long-term liabilities       76,501,000      31,129,000       38,332,000      (63,429,000)     82,533,000

SHAREHOLDERS' EQUITY
      Convertible preferred stock                    -               -                -                -               -
      Common stock                              19,000      21,546,000       35,268,000      (56,814,000)         19,000
      Additional paid-in capital            70,790,000               -                -                -      70,790,000
      Accumulated other comprehensive
         loss                               (2,707,000)              -       (1,133,000)       1,133,000      (2,707,000)
      Retained earnings (accumulated
         deficit)                           (9,542,000)     (4,102,000)       1,108,000        2,994,000      (9,542,000)
                                          ------------    ------------    -------------    -------------    ------------
          Total shareholders' equity        58,560,000      17,444,000       35,243,000      (52,687,000)     58,560,000
                                          ------------    ------------    -------------    -------------    ------------

TOTAL LIABILITIES AND SHAREHOLDERS'       $139,208,000    $ 53,440,000    $  86,872,000    $(121,117,000)   $158,403,000
                                          ============    ============    =============    =============    ============

                      Pacific Aerospace & Electronics, Inc.
                      Consolidating Condensed Balance Sheet
                                  May 31, 1998

                                                             GUARANTOR    NON-GUARANTOR
                                                PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                          ------------    ------------    -------------    -------------    ------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents             $  9,398,000    $  2,063,000    $           -    $           -    $ 11,461,000
    Accounts receivable, net                         -       9,608,000                -         (233,000)      9,375,000
    Inventories                                      -      16,184,000                -                -      16,184,000
    Other                                       12,000         646,000                -                -         658.000
                                          ------------    ------------    -------------    -------------    ------------
        Total current assets                 9,410,000      28,501,000                -         (233,000)     37,678,000

PROPERTY, PLANT, AND EQUIPMENT, net          3,464,000      22,871,000                -                -      26,335,000

OTHER ASSETS
    Costs in excess of net book value
        of acquired subsidiaries, net                -       6,515,000                -                -       6,515,000
    Investment in subsidiaries              21,452,000               -                -      (21,452,000)              -
    Investment in common stock, net          4,579,000               -                -                -       4,579,000
    Intercompany loan receivable            19,764,000               -                -      (19,764,000)              -
    Other                                    3,013,000         460,000                -                -       3,473,000
                                          ------------    ------------    -------------    -------------    ------------
        Total other assets                  48,808,000       6,975,000                -      (41,216,000)     14,567,000
                                          ------------    ------------    -------------    -------------    ------------

TOTAL ASSETS                              $ 61,682,000    $ 58,347,000    $           -    $ (41,449,000)   $ 78,580,000
                                          ============    ============    =============    =============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                      $    927,000    $  6,054,000    $           -    $    (233,000)   $  6,748,000
    Current portion of long-term debt           24,000       1,003,000                -                -       1,027,000
    Other                                      462,000       3,842,000                -                -       4,304,000
                                          ------------    ------------    -------------    -------------    ------------
        Total current liabilities            1,413,000      10,899,000                -         (233,000)     12,079,000

LONG-TERM LIABILITIES
    Long-term debt, net of current portion   4,127,000       4,932,000                -                -       9,059,000
    Intercompany loan payable                        -      19,764,000                -      (19,764,000)              -
    Other                                            -       1,300,000                -                -       1,300,000
                                          ------------    ------------    -------------    -------------    ------------
        Total long-term liabilities          4,127,000      25,996,000                -      (19,764,000)     10,359,000

SHAREHOLDERS' EQUITY
    Convertible preferred stock                      -               -                -                -               -
    Common stock                                15,000               -                -                -          15,000
    Additional paid-in capital              57,830,000      21,546,000                -      (21,546,000)     57,830,000
    Accumulated other comprehensive loss      (436,000)              -                -                -        (436,000)
    Retained earnings (accumulated
       deficit)                             (1,267,000)        (94,000)               -           94,000      (1,267,000)
                                          ------------    ------------    -------------    -------------    ------------
        Total shareholders' equity          56,142,000      21,452,000                -      (21,452,000)     56,142,000
                                          ------------    ------------    -------------    -------------    ------------

TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY                                 $ 61,682,000    $ 58,347,000    $           -    $ (41,449,000)   $ 78,580,000
                                          ============    ============    =============    =============    ============

                      Pacific Aerospace & Electronics, Inc.
                 Consolidating Condensed Statement of Operations
                     For the quarter ended February 28, 1999


                                                             GUARANTOR    NON-GUARANTOR
                                                PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                          ------------    ------------    -------------    -------------    ------------
Net sales                                 $          -    $ 12,749,000    $  15,196,000    $    (697,000)   $ 27,248,000
Cost of sales                                        -      11,018,000       12,125,000         (697,000)     22,446,000
                                          ------------    ------------    -------------    -------------    ------------

    Gross profit                                     -       1,731,000        3,071,000                -       4,802,000

Operating expenses                           1,092,000       2,583,000          919,000         (451,000)      4,143,000
                                          ------------    ------------    -------------    -------------    ------------
    Income (loss) from operations           (1,092,000)       (852,000)       2,152,000          451,000         659,000

Other income (expense)
    Parent's share of subsidiaries net          18,000               -                -          (18,000)              -
    income
    Interest expense                        (2,348,000)       (198,000)      (1,057,000)       1,055,000      (2,548,000)
    Other                                    1,586,000          95,000                -       (1,056,000)        175,000
                                          ------------    ------------    -------------    -------------    ------------
       Total other income (expense)           (744,000)       (103,000)      (1,057,000)        (469,000)     (2,373,000)
                                          ------------    ------------    -------------    -------------    ------------

    Income (loss) before income taxes       (1,836,000)       (955,000)       1,095,000          (18,000)     (1,714,000)

Income tax benefit (expense)                   551,000         249,000         (371,000)               -         429,000
                                          ------------    ------------    -------------    -------------    ------------
    Net income (loss)                       (1,285,000)      (706,000)          724,000          (18,000)     (1,285,000)

Other comprehensive income (loss)
    Foreign currency translation, net
      of tax                                (1,459,000)              -        1,459,000       (1,459,000)     (1,459,000)
    Adjustment for unrealized loss on
       investment                           (1,574,000)              -                -                -      (1,574,000)
                                          ------------    ------------    -------------    -------------    ------------
      Total other comprehensive income
         (loss)                             (3,033,000)              -        1,459,000       (1,459,000)     (3,033,000)
                                          ------------    ------------    -------------    -------------    ------------

    Comprehensive income (loss)           $ (4,318,000)   $   (706,000)   $   2,183,000    $  (1,477,000)   $ (4,318,000)
                                          ============    ============    =============    =============    ============

                      Pacific Aerospace & Electronics, Inc.
                 Consolidating Condensed Statement of Operations
                     For the quarter ended February 28, 1998


                                                             GUARANTOR    NON-GUARANTOR
                                                PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                          ------------    ------------    -------------    -------------    ------------
Net sales                                 $          -    $ 12,749,000    $           -    $    (196,000)   $ 12,783,000
Cost of sales                                        -       9,333,000                -         (196,000)      9,137,000
                                          ------------    ------------    -------------    -------------    ------------
    Gross profit                                     -       3,646,000                -                -       3,646,000

Operating expenses                             791,000       2,072,000                -         (495,000)      2,368,000
                                          ------------    ------------    -------------    -------------    ------------

    Income (loss) from operations             (791,000)      1,574,000                -          495,000       1,278,000

Other income (expense)
    Parent's share of subsidiaries net
       income                                2,146,000               -                -       (2,146,000)              -
    Interest expense                           (76,000)       (121,000)               -                -        (197,000)
    Other                                     (488,000)         26,000                -         (495,000)       (957,000)
                                          ------------    ------------    -------------    -------------    ------------
       Total other income (expense)          1,582,000         (95,000)               -       (2,641,000)     (1,154,000)
                                          ------------    ------------    -------------    -------------    ------------

    Income (loss) before income taxes          791,000       1,479,000                -       (2,146,000)        124,000

Income tax benefit (expense)                   461,000         667,000                -                -       1,128,000
                                          ------------    ------------    -------------    -------------    ------------
    Net income (loss)                        1,252,000       2,146,000                -       (2,146,000)      1,252,000

Other comprehensive income (loss)
    Foreign currency translation, net
      of tax                                         -               -                -                -               -
    Adjustment for unrealized loss on
      investment                                     -               -                -                -               -
                                          ------------    ------------    -------------    -------------    ------------
      Total other comprehensive income
         (loss)                                      -               -                -                -               -
                                          ------------    ------------    -------------    -------------    ------------

    Comprehensive income (loss)           $  1,252,000    $  2,146,000    $           -    $  (2,146,000)   $  1,252,000
                                          ============    ============    =============    =============    ============

                      Pacific Aerospace & Electronics, Inc.
                 Consolidating Condensed Statement of Operations
                   For the nine months ended February 28, 1999


                                                             GUARANTOR    NON-GUARANTOR
                                                PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                          ------------    ------------    -------------    -------------    ------------
Net sales                                 $          -    $ 42,955,000    $  35,755,000    $  (1,807,000)   $ 76,903,000
Cost of sales                                        -      35,521,000       28,891,000       (1,807,000)     62,605,000
                                          ------------    ------------    -------------    -------------    ------------

   Gross profit                                      -       7,434,000       6,6864,000                -      14,298,000

Operating expenses                           2,882,000       8,499,000        2,472,000       (1,579,000)     12,274,000
                                          ------------    ------------    -------------    -------------    ------------

   Income (loss) from operations            (2,882,000)     (1,065,000)       4,392,000        1,579,000       2,024,000

Other income (expense)
   Parent's share of subsidiaries net
      loss                                  (2,902,000)              -                -        2,902,000               -
   Interest expense                         (5,760,000)       (524,000)      (2,477,000)       2,461,000      (6,300,000)
   Other                                     1,323,000      (3,672,000)           9,000       (4,040,000)     (6,380,000)
                                          ------------    ------------    -------------    -------------    ------------
      Total other income (expense)          (7,339,000)     (4,196,000)      (2,468,000)       1,323,000     (12,680,000)
                                          ------------    ------------    -------------    -------------    ------------
   Income (loss) before income taxes       (10,221,000)     (5,261,000)       1,924,000        2,902,000     (10,656,000)

Income tax benefit (expense)                 1,949,000       1,251,000         (816,000)               -       2,384,000
                                          ------------    ------------    -------------    -------------    ------------
   Net income (loss)                        (8,272,000)    (4,010,000)        1,108,000        2,902,000      (8,272,000)

Other comprehensive income (loss)
   Foreign currency translation, net
     of tax                                 (1,133,000)              -       (1,133,000)       1,133,000      (1,133,000)
   Adjustment for unrealized loss on
     investment                             (1,138,000)              -                -                -      (1,138,000)
                                          ------------    ------------    -------------    -------------    ------------
   Total other comprehensive income
      (loss)                                (2,271,000)              -       (1,133,000)       1,133,000      (2,271,000)
                                          ------------    ------------    -------------    -------------    ------------
   Comprehensive income (loss)            $(10,543,000)   $ (4,010,000)   $     (25,000)   $   4,035,000    $(10,543,000)
                                          ============    ============    =============    =============    ============

                      Pacific Aerospace & Electronics, Inc.
                 Consolidating Condensed Statement of Operations
                   For the nine months ended February 28, 1998


                                                             GUARANTOR    NON-GUARANTOR
                                                PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                          ------------    ------------    -------------    -------------    ------------
Net sales                                 $          -    $ 37,494,000    $           -    $    (507,000)   $ 36,987,000
Cost of sales                                        -      27,471,000                -         (507,000)     26,964,000
                                          ------------    ------------    -------------    -------------    ------------
   Gross profit                                      -      10,023,000                -                -      10,023,000

Operating expenses                           1,892,000       5,982,000                -       (1,306,000)      6,568,000
                                          ------------    ------------    -------------    -------------    ------------
   Income (loss) from operations            (1,892,000)      4,041,000                -        1,306,000       3,455,000

Other income (expense)
   Parent's share of subsidiaries net
      income                                 4,013,000               -                -       (4,013,000)              -
   Interest expense                           (176,000)       (350,000)               -                -        (526,000)
   Other                                       369,000          41,000                -       (1,306,000)       (896,000)
                                          ------------    ------------    -------------    -------------    ------------
      Total other income (expense)           4,206,000        (309,000)               -       (5,319,000)     (1,422,000)
                                          ------------    ------------    -------------    -------------    ------------

   Income (loss) before income taxes         2,314,000       3,732,000                -       (4,013,000)      2,033,000

Income tax benefit (expense)                   578,000         281,000                -                -         859,000
                                          ------------    ------------    -------------    -------------    ------------

   Net income (loss)                         2,892,000       4,013,000                -       (4,013,000)      2,892,000

Other comprehensive income (loss)
   Foreign currency translation, net
      of tax                                         -               -                -                -               -
   Adjustment for unrealized loss on
      investment                                     -               -                -                -               -
                                          ------------    ------------    -------------    -------------    ------------
   Total other comprehensive income
      (loss)                                         -               -                -                -               -
                                          ------------    ------------    -------------    -------------    ------------

   Comprehensive income (loss)            $  2,892,000    $  4,013,000    $           -    $  (4,013,000)   $  2,892,000
                                          ============    ============    =============    =============    ============

                      Pacific Aerospace & Electronics, Inc.
                 Consolidating Condensed Statement of Cash Flows
                   For the nine months ended February 28, 1999


                                                                       GUARANTOR    NON-GUARANTOR
                                                          PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                    ------------    ------------    -------------    -------------    ------------
CASH FLOW FROM OPERATING ACTIVITIES:
      Net cash provided by (used in)
        operating activities                        $ (7,672,000)   $   (386,000)   $   1,717,000    $   1,279,000    $ (5,062,000)

CASH FLOW FROM INVESTING ACTIVITIES:
    Acquisition of property, plant and
       equipment                                      (1,958,000)     (3,903,000)        (779,000)               -      (6,640,000)
    Acquisition of subsidiaries                      (69,146,000)              -                -                -     (69,146,000)
    Other changes, net                                (9,253,000)        (98,000)       3,027,000        6,226,000         (98,000)
                                                    ------------    ------------    -------------    -------------    ------------
           Net cash provided by (used in)
              investing activities                   (80,357,000)     (4,001,000)       2,248,000        6,226,000     (75,884,000)

CASH FLOW FROM FINANCING ACTIVITIES:
    Payments on long-term debt and capital
       leases                                         (4,112,000)     (1,219,000)         (36,000)               -      (5,367,000)
    Proceeds from long-term debt                      72,622,000               -                -                -      72,622,000
    Proceeds from sale of common stock, net            4,872,000               -                -                -       4,872,000
    Proceeds from sale of preferred stock, net         6,683,000               -                -                -       6,683,000
    Other changes, net                                         -       5,659,000          335,000       (7,505,000)     (1,511,000)
                                                    ------------    ------------    -------------    -------------    ------------
           Net cash provided by (used in)
              financing activities                    80,065,000       4,440,000          299,000       (7,505,000)     77,299,000
                                                    ------------    ------------    -------------    -------------    ------------

    NET CHANGE IN CASH                                (7,964,000)         53,000        4,264,000                -      (3,647,000)

    CASH AT BEGINNING OF PERIOD                        9,398,000       2,063,000                -                -      11,461,000
    EFFECT OF EXCHANGE RATES ON CASH                           -               -         (215,000)               -        (215,000)
                                                    ------------    ------------    -------------    -------------    ------------

    CASH AT END OF PERIOD                           $  1,434,000    $  2,116,000    $   4,049,000    $           -    $  7,599,000
                                                    ============    ============    =============    =============    ============

SUPPLEMENTAL CASH FLOW:
    Noncash operating expenses related to:
           Depreciation                             $    125,000       2,191,000        1,609,000                -       3,925,000
           Amortization                                        -         313,000          597,000                -         910,000
    Cash paid during the period for:
           Interest                                    4,845,000         535,000           13,000                -       5,393,000
           Income taxes                                  100,000               -          311,000                -         411,000
    Noncash investing and financing activities:
           Seller-financed acquisition of property,
             plant and equipment                         128,000         162,000                -                -         290,000

                      Pacific Aerospace & Electronics, Inc.
                 Consolidating Condensed Statement of Cash Flows
                   For the nine months ended February 28, 1998


                                                                       GUARANTOR    NON-GUARANTOR
                                                          PARENT    SUBSIDIARIES     SUBSIDIARIES     ELIMINATIONS    CONSOLIDATED
                                                    ------------    ------------    -------------    -------------    ------------
CASH FLOW FROM OPERATING ACTIVITIES:
      Net cash provided by (used in)
        Operating activities                        $  1,251,000    $  3,120,000    $           -    $  (3,252,000)   $  1,119,000

CASH FLOW FROM INVESTING ACTIVITIES:
    Acquisition of property, plant and
       equipment                                      (2,433,000)     (3,379,000)               -                -      (5,812,000)
    Issuance of notes receivable                      (5,808,000)              -                -                -      (5,808,000)
    Acquisition of subsidiaries                       (2,250,000)              -                -                -      (2,250,000)
    Other changes, net                                (2,179,000)       (278,000)               -        2,975,000         518,000
                                                    ------------    ------------    -------------    -------------    ------------
         Net cash provided by (used in)
            investing activities                     (12,670,000)     (3,657,000)               -        2,975,000     (13,352,000)

CASH FLOW FROM FINANCING ACTIVITIES:
    Payments on long-term debt and capital
       leases                                           (172,000)     (1,389,000)               -                -      (1,561,000)
    Proceeds from long-term debt and
       convertible notes                               9,316,000       2,258,000                -                -      11,574,000
    Proceeds from sale of common stock, net            2,222,000               -                -                -       2,222,000
    Other changes, net                                   959,000          38,000                -          277,000       1,274,000
                                                    ------------    ------------    -------------    -------------    ------------
         Net cash provided by (used in)
            financing activities                      12,325,000         907,000                -          277,000      13,509,000

    NET CHANGE IN CASH                                   906,000         370,000                -                -       1,276,000

    CASH AT BEGINNING OF PERIOD                        2,063,000         985,000                -                -       3,048,000
    EFFECT OF EXCHANGE RATES ON CASH                           -               -                -                -               -
                                                    ------------    ------------    -------------    -------------    ------------

    CASH AT END OF PERIOD                           $  2,969,000    $  1,355,000    $           -    $           -    $  4,324,000
                                                    ============    ============    =============    =============    ============

SUPPLEMENTAL CASH FLOW:
    Noncash operating expenses related to:
         Depreciation                               $      8,000    $  1,154,000    $           -    $           -       1,162,000
         Amortization                                          -         209,000                -                -         209,000
    Cash paid during the period for:
         Interest                                         24,000         297,000                -                -         321,000
         Income taxes                                    246,000               -                -                -         246,000

Inventories consist of the following:

                                           February 28,               May 31,
                                                  1999                  1998
                                        --------------        --------------
Guarantor subsidiaries
      Raw materials                     $    5,635,000         $   5,789,000
      Work in progress                       4,307,000             5,683,000
      Finished goods                         4,639,000             4,712,000
                                        --------------        --------------
                                        $   14,581,000        $   16,184,000
                                        ==============        ==============

Non-guarantor subsidiaries
      Raw materials                     $    2,545,000        $            -
      Work in progress                       8,552,000                     -
      Finished goods                         1,173,000                     -
                                        --------------        --------------
                                        $   12,270,000        $            -
                                        ==============        ==============

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Preliminary Note Regarding Forward-Looking Statements
-----------------------------------------------------

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by those sections. Actual results could differ materially from those projected in the forward-looking statements set forth in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview
--------

The Company has been an active consolidator of companies, and its results of operations have been substantially affected by acquisitions. These acquisitions, as well as internal growth in the Company's existing and acquired businesses, have resulted in substantial increases in net sales. The Company's operating expenses and margins and other expenses also have been affected by certain expenses directly associated with the acquisitions and related capital raising transactions. The Company has experienced substantial increases in all other expense categories as a result of the increases in its operations. A portion of these expenses is attributable to the assimilation of acquired operations into the Company's existing businesses.

In July 1998, the Company acquired Aeromet International plc ("Aeromet"), a British limited company (the "Aeromet Acquisition"). Aeromet is a manufacturer of magnesium and aluminum precision sand and investment castings, and of titanium and aluminum formed sheet products, with five locations in England. The Aeromet Acquisition will have a significant effect on the Company's future operations and on comparisons of income, expense and balance sheet items in periods after fiscal 1998. The Company's financial results for the nine months ended February 28, 1999 include only seven months of operations of Aeromet.

Substantially all of the Company's revenues are generated by sales to customers in the commercial aerospace, defense, electronics and transportation industries, with commercial aerospace and defense industry sales being the most significant. The electronics, defense, and commercial aerospace industries are cyclical in nature and subject to changes based on general economic conditions and commercial airline industry, defense and government spending.

The Company's operations focus on developing, manufacturing and marketing high performance electronics and metal components and assemblies. The Company's electronics products are characterized by relatively low volumes and high margins. In comparison, volumes have historically been higher and margins lower for the Company's metals products. The Company believes that margins will remain higher for electronic products than for its metals products. Assembled products incorporating both electronics and metal parts are expected to generate margins closer to, but not as high as, electronics product margins. As a result of margin differences, changes in product mix among its electronics, assembled and metals products can be expected to affect overall margins for the Company.

The Company's sales are not subject to significant seasonal fluctuations. However, production and resulting sales are subject to the number of working days in any given period. Results for various periods may vary materially due to the number of working days available in any period. Management believes that the Company's operations for the periods discussed have not been adversely affected by inflation.

Results of Operations
---------------------

Quarter Ended February 28, 1999 Compared to Quarter Ended February 28, 1998

Net Sales. Net sales increased by $14.4 million, or 112.5%, to $27.2 million for the quarter ended February 28, 1999, from $12.8 million for the quarter ended February 28, 1998. This increase included increases in both the Company's aerospace industry group net sales (a $13.3 million increase) and its electronics industry group net sales (a $1.2 million increase). The increase in the Company's net sales to the aerospace industry was attributable to the inclusion of three months of Aeromet sales, offset by a slowdown in deliveries to Boeing from the Company's domestic subsidiaries. Boeing has slowed orders from vendors to better match its production schedule. The Company expects this downturn in revenue to stabilize in the fourth quarter of this fiscal year. The Company's Cashmere Manufacturing Co., Inc. and Aeromet America, Inc. subsidiaries laid off 30 and 32 employees, respectively, between December 1998 and February 1999, in large part as a response to this downturn. The increase in the Company's net sales to the electronics industry was attributable to the acquisition in February 1998 of Balo Precision Parts, Inc. ("Balo") and the acquisition effective as of March 1998 of Electronic Specialty Corporation ("ESC"). Net sales by Balo, ESC and Aeromet for the third quarter of fiscal 1999 were $1.0 million, $1.0 million, and $15.2 million, respectively.

Gross Profit. Gross profit increased by $1.2 million, or 33.3%, to $4.8 million for the quarter ended February 28, 1999, from $3.6 million for the quarter ended February 28, 1998. As a percentage of net sales, gross profit decreased to 17.6% for the quarter ended February 28, 1999, from 28.5% for the quarter ended February 28, 1998. This decrease was primarily attributable to three factors:
(a) the acquisitions of ESC and Aeromet, which have comparatively lower average gross profit margins; (b) the decrease in margins associated with the decline in commercial aircraft revenue from Boeing during the quarter; and (c) a charge of $0.4 million of research and development costs associated with a new transporter system product line in the aerospace group. Without these three factors, gross profit as a percentage of net sales would have decreased to 23.8% for the quarter ended February 28, 1999, comparable to the 28.5% for the quarter ended February 28, 1998. Gross profit (loss) attributable to Balo, ESC and Aeromet for the third quarter of fiscal 1999 was $0.1 million, $(0.8) million and $3.1 million, respectively.

Operating Expenses. Operating expenses increased by $1.7 million, or 70.8%, to $4.1 million for the quarter ended February 28, 1999, from $2.4 million for the quarter ended February 28, 1998. This increase was primarily due to increased levels of operations in the third quarter of 1999 resulting primarily from acquisitions. As a percentage of net sales, operating expenses decreased 3.3%, to 15.2% for the quarter ended February 28, 1999, from 18.5% for the quarter ended February 28, 1998. This decrease is primarily attributable to the acquisition of Aeromet, which has relatively low operating expenses in relation to net sales. Operating expenses attributable to Balo, ESC and Aeromet for the third quarter of fiscal 1999 were $0.2 million, $0.3 million and $0.7 million, respectively.

Interest Expense. Interest expense increased by $2.4 million, or 1,200%, to $2.6 million for the quarter ended February 28, 1999, from $0.2 million for the quarter ended February 28, 1998. This increase was primarily due to (a) the debt incurred by the Company to finance the Aeromet Acquisition, (b) the Company's financing of capital equipment purchases, and (c) the debt incurred to finance the expansion of the Company's Wenatchee facilities. Interest expense attributable to Balo, ESC and Aeromet for the third quarter of fiscal 1999 was $0.0 million, $0.0 million and $1.1 million, respectively. Aeromet interest expense includes approximately 50% of the interest attributable to the acquisition financing.

Other Income (Expense). Other income (expense) represents non-recurring and non-operational income and expense for the period. Other expense decreased by $1.1 million to other income of $0.1 million for the quarter ended February 28, 1999, from other expense of $1.0 million for the quarter ended February 28, 1998. Other income (expense) attributable to Balo, ESC, and Aeromet for the third quarter of fiscal 1999 was $0.0 million, $0.1 million and $0.0 million, respectively.

Net Income (Loss). Net income decreased by $2.6 million, or 200%, to a net loss of $1.3 million for the quarter ended February 28, 1999, from net income of $1.3 million for the quarter ended February 28, 1998. This decrease resulted primarily from the revenue shortfall due to Boeing production declines in commercial aircraft, and from additional interest expense on the Aeromet Acquisition. Pre-tax net income (loss) attributable to Balo, ESC and Aeromet for the third quarter of fiscal 1999 was $(0.1) million, $(0.3) million and $1.1 million, respectively. Aeromet pre-tax net income includes amortization of purchased goodwill, and an approximately 50% allocation of the interest expense associated with the acquisition indebtedness.

Nine Months Ended February 28, 1999 Compared To Nine Months Ended February 28, 1998

Net Sales. Net sales increased by $39.9 million, or 107.8%, to $76.9 million for the nine months ended February 28, 1999, from $37.0 million for the nine months ended February 28, 1998. This increase included increases in both the Company's aerospace industry group net sales (a $34.7 million increase) and its electronics industry group net sales (a $5.2 million increase). The increase in the Company's net sales to the aerospace industry was attributable to the inclusion of seven months of Aeromet sales, offset slightly by a slowdown in deliveries to Boeing by the Company's domestic subsidiaries. This slowdown negatively affected revenue in the aerospace industry group during the quarters ended November 30, 1998 and February 28, 1999. The Company expects this downturn in revenue to stabilize in the fourth quarter of this fiscal year. The increase in the Company's net sales to the electronics industry was primarily attributable to the acquisition in February 1998 of Balo and the acquisition effective as of March 1998 of ESC. Net sales by Balo, ESC and Aeromet for the first nine months of fiscal 1999 were $2.9 million, $3.2 million, and $35.8 million, respectively.

Gross Profit. Gross profit increased by $4.3 million, or 43.0%, to $14.3 million for the nine months ended February 28, 1999, from $10.0 million for the nine months ended February 28, 1998. As a percentage of net sales, gross profit decreased to 18.6% for the nine months ended February 28, 1999, from 27.1% for the nine months ended February 28, 1998. This decrease was primarily attributable to four factors: (a) the acquisitions of ESC and Aeromet, which have comparatively lower average gross profit margins; (b) the decrease in margins associated with the decline in commercial aircraft revenue from Boeing during the period; (c) a charge to earnings of $0.4 million of research and development costs associated with an aerospace group transporter system product line; and (d) a non-recurring write down during the quarter ended November 30, 1998 of impaired inventory at ESC. The impaired inventory was material that would have been used in certain product lines that are no longer being produced at ESC. ESC may be able to incorporate some of the impaired material in continuing products but only as a substitute for much less expensive material. Without these four factors, gross profit as a percentage of net sales would have decreased to 25.9% for the nine months ended February 28, 1999, primarily as a result of the decreased revenue and associated gross margin from Boeing, offset partially because of improved efficiencies from the development of manufacturing processes and in-house production capabilities that had previously been purchased from outside vendors, and because of capital investments in equipment and production capabilities. Gross profit (loss) attributable to Balo, ESC and Aeromet for the first nine months of fiscal 1999 was $0.5 million, $(2.0) million and $6.9 million, respectively.

Operating Expenses. Operating expenses increased by $5.7 million, or 86.4%, to $12.3 million for the nine months ended February 28, 1999, from $6.6 million for the nine months ended February 28, 1998. This increase was primarily due to increased levels of operations in fiscal 1999 resulting primarily from acquisitions. As a percentage of net sales, operating expenses decreased 1.8%, to 16.0% for the nine months ended February 28, 1999, from 17.8% for the nine months ended February 28, 1999. This decrease is primarily attributable to the acquisition of Aeromet, which had lower than average operating expenses in relation to net sales. Operating expenses attributable to Balo, ESC and Aeromet for the first nine months of fiscal 1999 were $1.0 million, $.8 million and $1.9 million, respectively.

Interest Expense. Interest expense increased by $5.8 million to $6.3 million for the nine months ended February 28, 1999, from $0.5 million for the nine months ended February 28, 1998. This increase was primarily due to (a) the debt incurred by the Company to finance the Aeromet Acquisition, (b) the Company's financing of capital equipment purchases, and (c) the debt incurred to finance the expansion of the Company's Wenatchee facilities. Interest expense attributable to Balo, ESC and Aeromet for the first nine months of fiscal 1999 was $0.0 million, $.1 million and $2.5 million, respectively. Interest expense for Aeromet includes approximately 50% of the interest associated with the acquisition financing.

Other Income (Expense). Other income (expense) represents non-recurring and non-operational income and expense for the period. Other expense increased $5.9 million to an other expense of $6.9 million for the nine months ended February 28, 1999, from other expense of $1.0 million for the nine months ended February 28, 1998. This increase in other expense was primarily due to: (a) a $3,581,000 write-down during the quarter ended August 31, 1998 in connection with ESC, and

(b) a $3,103,000 write-down during the quarter ended August 31, 1998 of the Company's investment in Orca Technologies, Inc. Other income (expense) attributable to Balo, ESC (exclusive of the write-down discussed above), and Aeromet for the first nine months of fiscal 1999 was $0.1 million, $(0.3) million and $0.0 million, respectively.

Net Income (Loss). Net income decreased $11.2 million, or 386.2%, to a net loss of $8.3 million for the nine months ended February 28, 1999, from net income of $2.9 million for the nine months ended February 28, 1998, primarily as a result of the previously described ESC goodwill writedown, ESC impaired inventory charge, Orca Technologies stock write-downs, operating losses at Balo and ESC, the effect of the Boeing revenue slowdown, and additional interest expense on the financing for the Aeromet Acquisition. Pre-tax net income (loss) attributable to Balo, ESC and Aeromet for the first nine months of fiscal 1999 was $(.4) million, $(6.7) million and $1.9 million, respectively. Aeromet pre-tax net income includes amortization of goodwill and approximately 50% of the interest expense associated with the acquisition indebtedness.

Liquidity and Capital Resources
-------------------------------

Financing Activities. The Company's primary banking relationships include a revolving line of credit of up to $6.3 million for the Company's U.S. operations, a revolving line of credit up to approximately $7.5 million (4.5 million pounds sterling) for Aeromet's operations, a term loan of approximately $700,000 for building improvements, and a term loan of $1.2 million for the construction of the Company's headquarters building.
Currently both revolving lines of credit are unused.

Capital Expenditures. The Company made capital expenditures of $3.0 million during the third quarter of fiscal 1999. The expenditures were for the completion of the new corporate headquarters and capital improvements and equipment at various manufacturing sites ($1.1 million aggregate), purchase of the Balo facility ($1.1 million), and purchase of additional land at the Wenatchee campus ($.8 million).

In December 1998, the Company entered into an agreement giving it the option to purchase three parcels of land that make up its Wenatchee campus from the Port of Chelan County for $5.4 million. The purchase of the first parcel was completed in early February 1999. If the Company exercises its options to purchase both of the remaining two parcels, the purchase of the second parcel is expected to close by August 31, 1999 and the third is expected to close by June 10, 2000.

Also in early December 1998, the Company's Aeromet America, Inc. subsidiary purchased substantially all the assets of Lyden Castparts, Inc. ("Lyden") from a related party. The purchase price consisted of approximately $642,000 of Lyden's liabilities which the Company paid, plus approximately $300,000 in assumed liabilities consisting primarily of trade payables.

Working Capital. The Company's working capital, as of February 28, 1999 and May 31, 1998 was $40.4 million and $25.6 million, respectively. The increase in working capital at February 28, 1999 over May 31, 1998 was primarily the result of the Aeromet Acquisition and the associated financing, the sale of the Series B Convertible Preferred Stock in May and July 1998, and the sale of common stock in November 1998.

Future Capital Requirements. The Company believes that the current cash balances and credit facilities, plus cash from operations, will be sufficient to meet the Company's operating cash requirements and to fund budgeted capital expenditures for fiscal 1999. The Company may however need to issue more equity in the future to fund capital expenditures after fiscal 1999, to fund possible acquisition opportunities, or to fund the eventual redemption of the notes used to finance the Aeromet Acquisition.

Foreign Currency Translation. With the acquisition of Aeromet, whose functional currency is the British Pound Sterling, the Company translates the activity of Aeromet into US Dollars on a monthly basis. The balance sheet of Aeromet is translated using the exchange rate as of the date of the balance sheet, and for purposes of the statement of operations and statement of cash flows the Company uses the weighted average exchange rate for the period. The value of the Company's assets, liabilities, revenue, and expenses may vary materially from one reporting period to the next solely as a result of varying exchange rates. The Company is in the process of developing a comprehensive foreign currency hedging policy but has not entered into any hedging activity as of February 28, 1999.

The Company does not expect any material changes in the results of operations or on operating procedures due to the conversion to the "Euro" by eleven countries in the European Union on January 1, 1999. The Company expects to continue to transact business using primarily the US Dollar and the British Pound Sterling.

Significant Events During Quarter
---------------------------------

Exchange Offer. In February 1999, the Company closed an exchange offer in which it exchanged all $75 million of its then outstanding 11 1/4% Senior Subordinated Notes due 2005 for registered 11 1/4% Series B Senior Subordinated Notes due 2005, containing the same terms and conditions.

Series B Convertible Preferred Stock. In February 1999, certain restrictions on resale of the Common Stock issuable upon conversion of the Company's Series B Convertible Preferred Stock (the "Preferred Stock") expired, and the holders of Preferred Stock began to convert their shares of Preferred Stock into Common Stock. As of April 1, 1999, 3,032 shares of Preferred Stock had been converted into 160,633 shares of Common Stock, and 166,968 shares of Preferred Stock remained outstanding.

The Common Stock issued upon conversion of the Preferred Stock may be sold pursuant to a registration statement on Form S-1 that was declared effective by the SEC on December 23, 1998, or under any applicable exemption from registration. Up to 12.5% of such shares may be sold per month, which percentage began to cumulate in November 1998. Any Preferred Stock outstanding on May 15, 2003 would automatically convert into Common Stock at the then-applicable conversion price.

The conversion price of the Preferred Stock is equal to the lower of: (a) $7.20 per share, or (b) the average of the three lowest closing bid prices of the Common Stock over the 22 trading days before conversion. The Company has reserved 3,000,000 shares of Common Stock for issuance upon conversion of the Preferred Stock. If more than 3,000,000 shares of Common Stock would be issuable upon conversion of shares of Preferred Stock, the Company would be required either to (a) obtain shareholder approval to issue additional shares of Common Stock or (b) redeem any Preferred Stock whose conversion would otherwise cause the issuance of more than 3,000,000 shares of Common Stock. If the shareholders were to approve the issuance of more than 3,000,000 shares of Common Stock to the holders of Preferred Stock, the number of shares of Common Stock actually issued would depend on the market price of the Company's Common Stock at the time Preferred Stock is converted and could result in the issuance of a substantial number of additional shares of Common Stock. If the holders of Preferred Stock were to convert Preferred Stock in an amount that would require the issuance of more than 3,000,000 shares of Common Stock and the Company did not either redeem the Preferred Stock whose conversion would cause issuance of more than 3,000,000 shares or obtain shareholder approval to issue additional shares, the Company would incur a monthly penalty of 2% of the liquidation preference of the Preferred Stock until the Company either redeemed a sufficient number of shares of Preferred Stock or obtained shareholder approval to issue a sufficient number of shares of Common Stock.

Subsequent Events
-----------------

In April 1999, the Company reached a settlement with Deltec Holdings, Inc. ("Deltec Holdings") and certain parties related to Deltec Holdings, with respect to the Company's wholly-owned subsidiary, Electronic Specialty Corporation ("ESC"). As of March 1, 1998, a wholly-owned subsidiary of the Company purchased substantially all of the assets of Deltec Holdings, which was then known as Electronic Specialty Corporation (the "ESC Acquisition"). In consideration for the purchase, the Company delivered to Deltec Holdings $2 million in cash and 923,304 shares of restricted Common Stock. The number of shares issued was determined based on a per share value of $6.4984, which was the average closing price of the Company's Common Stock on the Nasdaq National Market System for the 20 consecutive trading days preceding the closing date.

In June 1998, the Company terminated ESC's president. The Company subsequently became aware of certain differences between ESC's actual financial condition and the financial condition represented by Deltec Holdings in the closing documents. The Company took a number of actions, including reducing ESC's workforce, appointing a new general manager, and reassessing ESC's business opportunities and relationships with customers and suppliers. During the first quarter of fiscal 1999, the Company wrote off its goodwill in ESC in the amount of $3,581,000, and during the second quarter of fiscal 1999, the Company recorded a $1.6 million non-recurring inventory write down at ESC due to discontinuation of an unprofitable product line.

The Company subsequently made claims against Deltec Holdings based on Deltec Holdings' representations and warranties in the Asset Purchase Agreement related to the ESC Acquisition. The parties settled those claims on April 2, 1999, and Deltec Holdings agreed to return to the Company for cancellation 225,000 of the shares of Common Stock that it received as part of the purchase price. The Company expects the share cancellation to be effected no later than April 16, 1999. If the share cancellation had been effected on April 1, 1999, the 18,753,506 shares of Common Stock outstanding on that date would have been reduced to 18,528,506 shares.

Year 2000
---------

The Company (including Aeromet) is developing and carrying out a comprehensive strategy for updating its information management and manufacturing systems for Year 2000 ("Y2K") compliance. The Company's information technology ("IT") systems include customized and standard software purchased from outside vendors. All software has been identified and is being assessed to determine the extent of renovations required in order to be Y2K compliant. The Company believes that all software will be made Y2K compliant early in the next fiscal year through vendor-provided updates or replacement with other Y2K compliant hardware and software. The Company is in the process of identifying significant non-IT systems which may be impacted by the Y2K problem, including those relating to production, processing and communication equipment and is in the process of determining through inquiries of equipment suppliers, as well as testing of such equipment, the extent of renovations required, if any. The Company believes its Y2K assessment will be completed before the end of the Company's current fiscal year, and that renovation, validation and implementation will be completed early in the next fiscal year.

The Company is in the process of identifying third parties with which it has a significant relationship that, in the event of a Y2K failure, could have a material impact on the Company's financial position or operating results. The third parties include energy and utility suppliers, creditors, material and product suppliers, communication vendors and the Company's significant customers. These relationships, especially those associated with certain suppliers and customers, are material to the Company and a Y2K failure by one or more of these parties could result in a material adverse effect on the Company's operating results and financial position. The Company is making inquiries of these third parties to assess their Y2K readiness. The Company expects that this process will continue throughout the current and subsequent fiscal year.

The Company expects that costs to address Y2K issues will total approximately $250,000, of which approximately $125,000 will be spent in fiscal 1999, with the remainder being spent during fiscal 2000. Costs include salary and fringe benefits for personnel, hardware and software costs, and consulting and travel expenses associated, directly or indirectly, with addressing Y2K issues. Y2K issues have received a high priority within the Company and, as a result, certain other IT projects have been delayed. While such non-Y2K projects are expected to enhance operational efficiencies and improve the quality of information available to management, the delay of such projects is not expected to have a material adverse impact on the Company's operations. Worst case Y2K scenarios could be as insignificant as a minor interruption in production or shipping resulting from unanticipated problems encountered in the IT systems of the Company or any of the significant third parties with whom the Company does business. The pervasiveness of the Y2K issue makes it likely that previously unidentified issues will require remediation during the normal course of business. In such a case, the Company anticipates that transactions could be processed manually while IT and other systems are repaired and that such interruptions would have a minor effect on the Company's operations. On the other hand, a worst case Y2K scenario could be as catastrophic as an extended loss of utility service resulting from interruptions at the point of power generation, long-line transmission, or local distribution to the Company's production facilities. Such an interruption could result in an inability to provide products to the Company's customers, resulting in a material adverse effect on the Company's operating results and financial position.

New Accounting Pronouncements
-----------------------------

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130, which is effective for fiscal years beginning after December 15, 1997, requires restatement of financial statements for earlier periods to be provided for comparative purposes. The Company anticipates that implementing the provisions of SFAS No. 130 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by SFAS No. 130 in its annual financial statements.

In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company anticipates that implementing the provisions of SFAS No. 131 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by SFAS No. 131 in its annual financial statements.

In April 1998, the AICPA issued Stateemnt of Position 98-5, Reporting on the Costs of Start-Up Activities. This accounting standard, which is effective for fiscal years beginning after December 15, 1998, requires that certain costs of start-up activities and organization costs be expensed as incurred. The adoption of SOP 98-5 is not expected to have a material effect on the Company's financial position or results of operations.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires the recognition of all derivatives in the consolidated balance sheet as either assets or liabilities measured at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company has not yet determined what impact SFAS No. 133 will have on its financial position or results of operations when such statement is adopted.

                                     PART II
                                OTHER INFORMATION

Item 1.  Legal Proceedings
         -----------------

     From time to time the Company is involved in legal proceedings relating to claims arising out of operations in the normal course of business. The Company is not aware of any material legal proceedings pending or threatened against the Company or any of its properties.

Item 2.  Changes in Securities
         ---------------------

     (a)  None.

     (b)  Dividend Payment Restrictions

     In connection with the issuance of its 11 1/4% Senior Subordinated Notes due 2005, which have been exchanged for 11 1/4% Series B Senior Subordinated Notes due 2005, the Company is subject to an Indenture that limits the Company's ability to pay dividends, repurchase its equity securities, make certain other kinds of restricted payments, and incur certain indebtedness. The Company has never declared or paid cash dividends on the Common Stock. The Company currently anticipates that it will retain all future earnings to fund the operation of its business and does not anticipate paying dividends on the Common Stock in the foreseeable future.

Item 3.  Defaults upon Senior Securities
         -------------------------------

     None.

Item 4.  Submission of Matters to a Vote of Security Holders
         ---------------------------------------------------

     None.

Item 5.  Other Information
         -----------------

     None.

Item 6.  Exhibits; Reports on Form 8-K
         -----------------------------

a.   Exhibits.

The following documents are filed as exhibits to this Quarterly Report:

Exhibit
Number        Document
-------       --------

  3.1         Articles of Incorporation of Pacific Aerospace & Electronics, Inc.
              (1)
  3.2 Amendment to Articles of Incorporation containing Designation of Rights and Preferences of Series A Convertible Preferred Stock, as corrected. (2)
  3.3 Amendment to Articles of Incorporation containing Designation of Rights and Preferences of Series B Convertible Preferred Stock.
              (3)
  3.4         Bylaws of Pacific Aerospace & Electronics, Inc. (1)
  4.1 Form of specimen certificate for the Series B Convertible Preferred Stock.(3)
  4.2 Form of Common Stock Purchase Warrant issued to holders of the Series B Convertible Preferred Stock.(3)
  4.3 Securities Purchase Agreement, dated May 15, 1998, between Pacific Aerospace & Electronics, Inc. and the purchasers of the Company's Series B Convertible Preferred Stock.(3)
  4.4 Registration Rights Agreement, dated May 15, 1998 between Pacific Aerospace & Electronics, Inc. and the holders of the Series B Convertible Preferred Stock.(3)
  4.5 Purchase Agreement, dated as of July 23, 1998, between Pacific Aerospace & Electronics, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Morel Industries, Inc., Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., Seismic Safety Products, Inc., PA&E International, Inc. and Friedman, Billings, Ramsey & Co., Inc. and BancBoston Securities Inc.(4)
  4.6 Indenture dated as of July 30, 1998, between Pacific Aerospace & Electronics, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Morel Industries, Inc., Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., Seismic Safety Products, Inc., PA&E International, Inc. and IBJ Schroder Bank & Trust Company.(4)
  4.7         Form of Global Note of Pacific Aerospace & Electronics, Inc.(4)
  4.8 Registration Rights Agreement, dated as of July 30, 1998, between Pacific Aerospace & Electronics, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Morel Industries, Inc., Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., Seismic Safety Products, Inc., PA&E International, Inc. and Friedman, Billings, Ramsey & Co., Inc. and BancBoston Securities Inc.(4)
  10.1 Loan Agreement, dated September 22, 1998, between Pacific Aerospace & Electronics, Inc. and KeyBank National Association.(5)
  10.2 Promissory Note, dated September 22, 1998, from Pacific Aerospace & Electronics, Inc. to KeyBank National Association.(5)
  10.3 Security Agreement, dated September 22, 1998, between Pacific Aerospace & Electronics, Inc. and KeyBank National Association.(5)
  10.4 Promissory Note, dated September 30, 1998, from Pacific Aerospace & Electronics, Inc. to KeyBank National Association.(5)
  10.5 Deed of Trust, dated September 30, 1998, between Pacific Aerospace & Electronics, Inc., KeyBank National Association and Land Title Company, Chelan-Douglas County, Inc.(5)
  10.6 Condominium Purchase and Sale Agreement, dated as of November 7, 1998, between Pacific Aerospace & Electronics, Inc. and Donald A. Wright. (6)

  10.7        Rescission Agreement, dated January 29, 1999, between Pacific
              Aerospace & Electronics, Inc. and Donald A. Wright. (7)
  10.8        Option to Purchase, dated January 29, 1999, between Pacific
              Aerospace & Electronics, Inc., and Donald A. Wright. (7)
  10.9        Real Estate Agreement, dated January 15, 1999, between Pacific
              Aerospace & Electronics, Inc. and the Port of Chelan County. (7)
  10.10       Amendment No. 1 to Employment Agreement, dated January 29, 1999, between PA&E and Donald A. Wright. (7)
  10.11       Employment Agreement,dated March 1, 1999, between Pacific
              Aerospace & Electronics, Inc. and Werner Hafelfinger.(7)
  27          Financial Data Schedule. (7)

--------------

(1) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.
(2) Incorporated by reference to the Company's Current Report on Form 8-K filed on March 12, 1997.
(3) Incorporated by reference to the Company's Annual Report on Form 10-K filed on August 28, 1998.
(4) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 14, 1998.
(5) Incorporated by reference to the Company's Quarterly Report on 10-Q filed on October 13, 1998.
(6) Incorporated by reference to the Company's Quarterly Report on 10-Q filed on January 8, 1999.
(7)  Filed with this report.

b.   Reports on Form 8-K.

     None.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PACIFIC AEROSPACE & ELECTRONICS, INC.



Date: April 6, 1999                 /s/ DONALD A. WRIGHT
                                    -----------------------------------------
                                    Donald A. Wright
                                    President, Chief Executive Officer, and
                                    Chairman of the Board
                                    (Principal Executive Officer)



Date: April 6, 1999                 /s/ NICK A. GERDE
                                    -----------------------------------------
                                    Nick A. Gerde
                                    Vice President Finance, Chief Financial
                                    Officer and Treasurer
                                    (Principal Financial and Accounting Officer)

                                  EXHIBIT INDEX

The following documents are filed as exhibits to this Quarterly Report:

Exhibit
Number        Document
-------       --------

  3.1         Articles of Incorporation of Pacific Aerospace & Electronics, Inc.
              (1)
  3.2 Amendment to Articles of Incorporation containing Designation of Rights and Preferences of Series A Convertible Preferred Stock, as corrected. (2)
  3.3 Amendment to Articles of Incorporation containing Designation of Rights and Preferences of Series B Convertible Preferred Stock.
              (3)
  3.4         Bylaws of Pacific Aerospace & Electronics, Inc. (1)
  4.1 Form of specimen certificate for the Series B Convertible Preferred Stock.(3)
  4.2 Form of Common Stock Purchase Warrant issued to holders of the Series B Convertible Preferred Stock.(3)
  4.3 Securities Purchase Agreement, dated May 15, 1998, between Pacific Aerospace & Electronics, Inc. and the purchasers of the Company's Series B Convertible Preferred Stock.(3)
  4.4 Registration Rights Agreement, dated May 15, 1998 between Pacific Aerospace & Electronics, Inc. and the holders of the Series B Convertible Preferred Stock.(3)
  4.5 Purchase Agreement, dated as of July 23, 1998, between Pacific Aerospace & Electronics, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Morel Industries, Inc., Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., Seismic Safety Products, Inc., PA&E International, Inc. and Friedman, Billings, Ramsey & Co., Inc. and BancBoston Securities Inc.(4)
  4.6 Indenture dated as of July 30, 1998, between Pacific Aerospace & Electronics, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Morel Industries, Inc., Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., Seismic Safety Products, Inc., PA&E International, Inc. and IBJ Schroder Bank & Trust Company.(4)
  4.7         Form of Global Note of Pacific Aerospace & Electronics, Inc.(4)
  4.8 Registration Rights Agreement, dated as of July 30, 1998, between Pacific Aerospace & Electronics, Inc., Balo Precision Parts, Inc., Cashmere Manufacturing Co., Inc., Ceramic Devices, Inc., Electronic Specialty Corporation, Morel Industries, Inc., Northwest Technical Industries, Inc., Pacific Coast Technologies, Inc., Seismic Safety Products, Inc., PA&E International, Inc. and Friedman, Billings, Ramsey & Co., Inc. and BancBoston Securities Inc.(4)
  10.1 Loan Agreement, dated September 22, 1998, between Pacific Aerospace & Electronics, Inc. and KeyBank National Association.(5)
  10.2 Promissory Note, dated September 22, 1998, from Pacific Aerospace & Electronics, Inc. to KeyBank National Association.(5)
  10.3 Security Agreement, dated September 22, 1998, between Pacific Aerospace & Electronics, Inc. and KeyBank National Association.(5)
  10.4 Promissory Note, dated September 30, 1998, from Pacific Aerospace & Electronics, Inc. to KeyBank National Association.(5)
  10.5 Deed of Trust, dated September 30, 1998, between Pacific Aerospace & Electronics, Inc., KeyBank National Association and Land Title Company, Chelan-Douglas County, Inc.(5)
  10.6 Condominium Purchase and Sale Agreement, dated as of November 7, 1998, between Pacific Aerospace & Electronics, Inc. and Donald A. Wright. (6)
  10.7 Rescission Agreement, dated January 29, 1999, between Pacific Aerospace & Electronics, Inc. and Donald A. Wright. (7)

  10.8        Option to Purchase, dated January 29, 1999, between Pacific
              Aerospace & Electronics, Inc., and Donald A. Wright. (7)
  10.9        Real Estate Agreement, dated January 15, 1999, between Pacific
              Aerospace & Electronics, Inc. and the Port of Chelan County. (7)
  10.10       Amendment No. 1 to Employment Agreement, dated January 29, 1999, between PA&E and Donald A. Wright. (7)
  10.11       Employment Agreement,dated March 1, 1999, between Pacific
              Aerospace & Electronics, Inc. and Werner Hafelfinger.(7)
  27          Financial Data Schedule. (7)

--------------

(1) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.
(2) Incorporated by reference to the Company's Current Report on Form 8-K filed on March 12, 1997.
(3) Incorporated by reference to the Company's Annual Report on Form 10-K filed on August 28, 1998.
(4) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 14, 1998.
(5) Incorporated by reference to the Company's Quarterly Report on 10-Q filed on October 13, 1998.
(6) Incorporated by reference to the Company's Quarterly Report on 10-Q filed on January 8, 1999.
(7)  Filed with this report.

                                                                    Exhibit 10.7

                              RESCISSION AGREEMENT


     THIS RESCISSION AGREEMENT (this "Agreement") is made and entered into this 29th day of January, 1999, by and between PACIFIC AEROSPACE & ELECTRONICS, INC., a Washington corporation (hereinafter referred to as "PA&E"), and DONALD A. WRIGHT (hereinafter referred to as "Mr. Wright").

     1. Capitalized Terms. Capitalized terms in this Agreement that are not otherwise defined shall have the meanings ascribed to them in the Condominium Purchase and Sale Agreement dated November 7, 1998 (the "Purchase and Sale Agreement") attached hereto as Attachment 1.

     2. Agreement to Rescind Sale. Pursuant to the Purchase and Sale Agreement, PA&E sold the Unit to Mr. Wright, plus the exclusive right to use the limited common elements identified as the two (2) parking spaces in the existing garage upon and subject to the terms of the Declaration. PA&E and Mr. Wright hereby agree to rescind the Purchase and Sale Agreement as of the date thereof. PA&E shall return to Mr. Wright all consideration received from Mr. Wright for the Unit and parking rights. The statutory warranty deed to the Unit, recorded on December 14, 1998 with the Auditor of Chelan County, Washington under Document No. 2042676, is null and void as if never made, and Mr. Wright shall provide a quitclaim deed to PA&E, in the form attached hereto as Attachment 2, that reflects such nullification and voidance. PA&E and Mr. Wright agree to take all other actions that may be necessary to effectuate the rescission of the Purchase and Sale Agreement and the restoration of title to PA&E as it existed prior to the conveyance by PA&E to Mr. Wright.

     3. Agreement to Rescind Right to Purchase Agreement. Pursuant to that certain Right to Purchase Agreement dated November 7, 1998 and recorded with the Auditor for Chelan County, Washington on December 14, 1998 under Document No. 2042677 (the "Right to Purchase Agreement"), PA&E and Mr. Wright granted to each other certain rights of first refusal to purchase their respective units in the Condominium. PA&E and Mr. Wright hereby agree to rescind the Right to Purchase Agreement and the same shall be null and void as if never made, and the quitclaim deed described in paragraph numbered 2 above shall reflect such nullification and voidance. PA&E and Mr. Wright agree to take all other actions that may be necessary to effectuate the rescission of the Right to Purchase Agreement.

     4. Attorneys' Fees. The prevailing party in any litigation concerning this agreement shall be entitled to be paid its court costs and reasonable attorneys' fees by the party against whom judgment is rendered, including such costs and fees as may be incurred on appeal.

     5. Time of Performance. Time is of the essence of each and every term, covenant and condition hereof.

     6. Partial Invalidity. If any of the provisions of this Agreement are ruled invalid by any court of competent jurisdiction, such ruling shall not affect, impair, or invalidate any of the other terms hereof.

     7. Successors. Mr. Wright shall not assign or otherwise transfer any interest in this Agreement without the prior written consent of PA&E. Subject to the foregoing, all rights and obligations arising out of this Agreement shall inure to the benefit of and be binding upon the respective heirs, successors, assigns, administrators, and marital communities, if any, of the parties hereto.

     8. Venue. The venue of any action brought to interpret or enforce this agreement shall be laid in Chelan County, Washington.

     9. Controlling Law. This Agreement shall be construed, interpreted and enforced in accordance with the internal laws of the State of Washington.

     10. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto, it supersedes all previous oral and written agreements between PA&E and Mr. Wright which relate to the conveyance of the Unit, and may not be amended except by subsequent written agreement executed by the parties.

                                       PACIFIC AEROSPACE & ELECTRONICS, INC.,
                                       a Washington corporation


                                       By: /s/ NICK A. GERDE
                                           -------------------------------------
                                       Printed Name:
                                                     ---------------------------
                                       Title:
                                              ----------------------------------



                                       /s/ DONALD A. WRIGHT
                                       -----------------------------------------
                                       DONALD A. WRIGHT

                                                                    Exhibit 10.8

                               OPTION TO PURCHASE


     THIS OPTION TO PURCHASE is made this 29th day of January, 1999, between PACIFIC AEROSPACE & ELECTRONICS, INC., a Washington corporation ("Seller"), and DONALD A. WRIGHT ("Buyer").

     1. Grant of Option. In consideration of Buyer's employment with Seller, Seller grants to Buyer the exclusive right and option to purchase the following described property (the "Property"):

     Unit 4, Confluence Park Condominium, established under declaration recorded with the Auditor for Chelan County, Washington, under Document No. 2040202.

     This option shall also include the exclusive right to use the limited common elements identified as the two (2) parking spaces in the existing garage upon and subject to the terms of the aforementioned declaration (the "Declaration") for Confluence Park Condominium (the "Condominium").

     2. Exercisability and Term. This option shall first become exercisable upon the earlier to occur of the following: (i) February 1, 2000, or (ii) the date (the "Cessation Date") upon which the employment relationship between Seller and Buyer ceases for any reason (other than because of the death of the Buyer). The term of this option shall extend until, and shall expire upon, the date that is ten (10) business days after the Cessation Date. In the event that this option is not exercised after it becomes exercisable and before it expires, or in the event of the death of the Buyer prior to such exercise, this option shall expire.

     3. Purchase Price. The purchase price for the Property shall be: (i) Three Hundred Fifty Thousand Dollars ($350,000) if this option is exercised prior to February 1, 2001; (ii) Three Hundred Thousand Dollars ($300,000), if this option is exercised on or after February 1, 2001, but prior to February 1, 2002; (iii) Two Hundred Fifty Thousand Dollars ($250,000) if this option is exercised on or after February 1, 2002. The purchase price shall be payable in cash on the Closing Date provided herein.

     4. Closing. This option shall be deemed exercised on the date Seller receives a written notice of exercise from Buyer in the manner specified for notices in this option. Closing shall occur within sixty (60) days of the date of Buyer's notice of exercise (the "Closing Date"). Title to the Property shall be conveyed to the Buyer by statutory warranty deed subject to easements, reservations, restrictions, covenants and conditions of record, including, without limitation, the terms and provisions of the Declaration and the survey map and plans recorded in conjunction therewith; taxes and assessments, general and special, not due and payable as of the Closing Date; Condominium association assessments not due and payable on the Closing Date; rights of the public to parts, if any, lying in streets and rights-of-way; rights reserved in federal patents or state deeds; building and use restrictions general to the district in which the Condominium is located; and building and zoning regulations applicable to the Condominium. Any other liens or encumbrances may be discharged by the Seller out of the purchase price on the Closing Date. Either party may extend the date upon which this sale will close by not more than ten (10) days if such delay is required by reasons beyond the control of the requesting party, such as illness, inclement weather or the inability of the closing agent to perform. Each party will cooperate with the other, at no charge, in causing this sale to fully comply with the Washington Condominium Act, RCW Chapter 64.32.

     5. Possession. Buyer shall have the exclusive right of possession of all of the Property as of the date of closing. Prior to closing, Buyer shall have the right to evaluate, test, survey and inspect the Property. Buyer shall restore any damage to the Property which is caused by such testing or inspections and shall bear the sole risk of personal injury and damage to Seller's property which are caused by such tests or inspections.

     6. Closing Costs and Prorations. Buyer shall pay the conveyance excise tax, one-half of the escrow agent's fees, the fees for recording Seller's deed, and such other costs and expenses as are commonly paid by the purchaser of real property in Chelan County, Washington. Seller shall pay the premium for an owner's policy of title insurance, one-half of the escrow agent's fees and its real estate broker's and agent's commissions, if any. Real estate taxes shall be prorated as of the date of closing.

     7. Payments and Notices. All notices which are given in connection with this option shall be in writing and delivered or sent by certified mail, return receipt requested, with postage prepaid. Notices given to the Seller shall be delivered or addressed to 430 Olds Station Road, Wenatchee, Washington 98801,
Attention: General Counsel, and notices given to the Buyer shall be delivered or addressed to the address listed below his signature on this agreement. The address for such notices may be changed by not less than fifteen (15) days' advance notice given by the means above described. Notices shall be deemed effective upon the date of delivery or two (2) calendar days following the date of the U.S. postmark thereon.

     8. Defaults and Remedies. If the Buyer exercises this option, but fails, without legal excuse, to close this transaction as and when required by this option, the Seller may terminate this agreement and all of the rights granted to the Buyer herein and Buyer shall pay Seller $500 as his sole and exclusive remedy. The parties acknowledge that this provision is intended to satisfy the requirements of RCW 64.04.005(1)(a); is not to be construed to be a limitation upon any right or remedy available to Seller in the event of any other default on the part of the Buyer under this or any other agreement; and does not affect the parties' rights to recover attorneys' fees in any action commenced with respect to this agreement.

        Parties' initials:

               NAG                    DAW
        -----------------      ----------------
        Seller's Initials      Buyer's Initials

Any default by the Seller under this agreement which continues to the earlier of
(a) fifteen (15) days after the Buyer's written notice thereof, or (b) the Closing Date, shall enable the Buyer to terminate this agreement and recover his actual damages from the Seller.

     9. Attorneys' Fees. The prevailing party in any litigation concerning this option shall be entitled to be paid its court costs and reasonable attorneys' fees by the party against whom judgment is rendered, including such costs and fees as may be incurred on appeal.

     10. Assignments; Successors. This option is personal to the Buyer, and neither this option nor any interest therein may be assigned or otherwise transferred without the prior written consent of the Seller. Subject to the foregoing, this option shall bind Seller and Buyer and their respective successors, heirs, administrators and marital communities, if any.

     11. Entire Agreement. This option constitutes the entire agreement between Seller and Buyer with respect to Buyer's right and option to purchase the Property. This Agreement may not be modified except through a subsequent written agreement executed by Seller and Buyer. Upon either party's request, each party shall execute a recordable memorandum of this Agreement.

Seller:

PACIFIC AEROSPACE & ELECTRONICS,  INC.,
a Washington corporation


By   /s/ NICK A. GERDE
   ------------------------------------
Printed Name:  Nick A. Gerde
Title:  VP Finance & CFO



Buyer:


 /s/ DONALD A. WRIGHT
---------------------------------------
DONALD A. WRIGHT

Address:
430 Olds Station Road
Wenatchee, WA  98801



THIS AGREEMENT REQUIRES THE PARTIES TO INITIAL PARAGRAPH 8.

                                                                    Exhibit 10.9


                       REAL ESTATE AGREEMENT ("AGREEMENT")


     THE PORT OF CHELAN COUNTY, a Washington municipal corporation, (the "Seller"), and PACIFIC AEROSPACE & ELECTRONICS, INC., a Washington corporation, or assigns, (the "Purchaser") are entering into this agreement with respect to the following described real estate located in the County of Chelan, state of Washington, legally described as follows (altogether, the "Property"):

     Parcel One: The legal description for Parcel One is attached hereto as Exhibit "A" and incorporated herein by this reference.

     Parcel Two: The legal description for Parcel Two is attached hereto as Exhibit "B" and incorporated herein by this reference.

     Parcel Three: The legal description for Parcel Three is attached hereto as Exhibit "C" and incorporated herein by this reference.

     1. Deposit. Purchaser hereby deposits with Ogden Murphy Wallace,
P.L.L.C., as closing agent, option money of One Hundred and Fifty Thousand Dollars ($150,000.00) (hereafter the "Deposit"). The Deposit shall be applied toward the purchase price for each Parcel identified above, as follows: $50,000 to each Parcel. The Deposit shall be deposited in an interest bearing account, with interest accruing for the benefit of the Purchaser, if the Purchaser acquires all three Parcels as set forth on this Agreement. If the Purchaser does not acquire all three Parcels as set forth in this Agreement, then the interest shall be paid to the Seller.

     2. Purchase Price and Terms. The total purchase price for the Property, if Purchaser exercises its option to purchase all three Parcels, is Five Million Three Thousand Sixty-One and No/Dollars ($5,361,000.00), which shall be allocated as follows:

              Parcel One:               $  853,000
              Parcel Two:               $1,728,371
              Parcel Three:             $2,779,629

     Purchaser shall have the right to elect to purchase the Property over time with the last purchase occurring on or before June 10, 2000, as further described in this Agreement.

     3. Title. Title to each Parcel of the Property shall be marketable at the closing of the purchase of that Parcel, as set forth in Section 9. Rights reserved in federal patents or state deeds, building or use restrictions general to the district, existing easements not inconsistent with Purchaser's intended use, the Protective Covenants of the Seller, as provided below, and building or zoning regulations or provisions shall not cause the Property to be unmarketable. Encumbrances to be discharged by Seller shall be paid by Seller on or before closing.

     4. Title Insurance. Seller shall furnish to Purchaser an ALTA standard form owners policy of title insurance in the amount of the purchase price. If Purchaser elects to have an extended policy of title insurance, Seller agrees to pay for the extended coverage provided Purchaser shall pay the cost of any survey work necessary to obtain the extended title insurance coverage. As soon as practical after execution of this Agreement by both parties, Seller shall furnish Purchaser a preliminary commitment therefor issued by Land Title Insurance Company with respect to all three Parcels, and Seller authorizes closing agent to apply as soon as practical for such title insurance. The Purchaser shall assume any cancellation fee for such commitment or policy. Purchaser shall have seven (7) business days from the later of (i) the receipt of the preliminary commitment or, (ii) execution of this Agreement by both parties to determine if Purchaser accepts the title to the Property as marketable. If Purchaser objects to any matter of record or any matter otherwise reflected in the preliminary commitment, as making the Property unmarketable, by giving written notice of such objection to Seller within the seven (7) days, Seller shall have thirty (30) days thereafter to remove the matter to which the objection is made. If title cannot be made marketable by the removal of the matter objected to prior to the expiration of the thirty (30) days, Purchaser may elect either to waive the matter to which the objection was made, accepting title, as marketable notwithstanding the matter remains of record or continues to be reflected in the title policy, or to terminate this Agreement.

     If Purchaser has acquired Parcel One, then within three (3) business days of Seller's receipt of Purchaser's notice as set forth in Section 9.2 below, the closing agent shall obtain an updated Preliminary Commitment for Title Insurance for Parcel Two ("First Updated Policy"). Purchaser shall have ten (10) business days from the receipt of the First Updated Policy to object in writing to any new matters appearing on said Policy. Seller shall have thirty (30) days thereafter to remove the matter to which the objection is made. If title cannot be made marketable by the removal of the matter objected to prior to the expiration of the thirty (30) days, Purchaser may elect either to waive the matter to which the objection was made, accepting title, as marketable notwithstanding the matter remains of record or continues to be reflected in the title policy, or to terminate this Agreement.

     If Purchaser has acquired Parcel One and Parcel Two, then within three (3) business days of Seller's receipt of Purchaser's notice as set forth in Section 9.3, below, the closing agent shall obtain an updated Preliminary Commitment for Title Insurance for Parcel Three ("Second Updated Policy"). Purchaser shall have ten (10) business days from the receipt of the Second Updated Policy to object in writing to any new matters appearing on said Policy. Seller shall have thirty
(30) days thereafter to remove the matter to which the objection is made. If title cannot be made marketable by the removal of the matter objected to prior to the expiration of the thirty (30) days, Purchaser may elect either to waive the matter to which the objection was made, accepting title, as marketable notwithstanding the matter remains of record or continues to be reflected in the title policy, or to terminate this Agreement.

     5. Deed. Upon Purchaser timely paying the purchase price for any Parcel as provided in this Agreement, Seller shall deliver to Purchaser at closing (as defined in Section 9) a statutory warranty deed, conveying the Parcel being acquired free and clear of all liens and encumbrances, but subject to matters of record or apparent on the Parcel being acquired. Seller shall also terminate any lease between Seller, as lessor, and Purchaser or any of its subsidiaries, as lessee, with respect to the Parcel being conveyed to Purchaser.

     6. Closing Costs and Prorations. Seller shall pay the real estate excise tax, if any, and title insurance premium. Taxes for the current year, rents, insurance, interest, mortgage reserves, water and other utilities constituting liens shall be prorated as of the date of closing. Purchaser shall pay the recording fees for the Statutory Warranty Deed and closing costs typically paid by Purchasers in real estate transactions in Chelan County. The fees of Ogden Murphy Wallace, P.L.L.C., incurred in preparing this Agreement and negotiating on behalf of Seller will be paid by Seller. Other costs associated with this transaction shall be allocated as is the common practice in Chelan and Douglas Counties.

     7. Seller's Representations. In addition to any other express agreement of Seller contained herein, the matters set forth below in this Paragraph constitute representations by Seller which shall be true and correct, on the date of this Agreement, as to all Parcels and, as of the close of escrow, as to the Parcel acquired in that closing and shall survive closing. Seller agrees to indemnify the Purchaser and hold it harmless from any cost, expense or liability (including without limitation reasonable attorneys' fees and expenses) related to any breach of the representations set forth in this Section 7. In the event that during the period between the execution of this Agreement and the close of escrow Seller learns or has reason to believe that any of the following representations cease to be true, Seller shall give written notice thereof to Purchaser which notice shall constitute a withdrawal or cancellation of the representations, to the extent set out in the notice. Purchaser may terminate this Agreement by giving written notice of such termination to Seller within seven (7) days from receipt by Purchaser of the withdrawal or cancellation of the representation. If Purchaser terminates under this provision, the Deposit, and interest paid on the Deposit, shall be returned to Purchaser.

          7.1 Seller is not aware of any deficiencies or defects in the Property, which are not apparent of record or by reasonable inspection;

          7.2 There are no actions, suits, claims, legal proceedings, or any other investigations or other proceedings affecting the Property, or any portion thereof, at law or in equity before any federal, state, municipal or other governmental department, commission, board, agency or instrumentality, domestic or foreign. Seller is not in default with respect to any order, judgment, injunction or decree of any court, federal, state or municipal, or other governmental department, commission, board, agency or instrumentality, domestic or foreign;

          7.3 Seller has not received notice from any governmental agency pertaining to the violation of any law or regulation affecting the Property and Seller has no knowledge of any facts that might be a basis for any such notice;

          7.4 To the best of Seller's knowledge, information and belief, it has complied with all laws, regulations and orders applicable to the Property; and

          7.5 Seller has not caused or knowingly allowed the generation, treatment, storage, or disposal of hazardous or toxic substances on the Property, and to the best of the Seller's knowledge, no hazardous or toxic substance has been released onto, at or near the Property by the Seller or any third party, except for releases by the Purchaser and to the extent the Property has been used as a commercial orchard in the past.

     8. Inspection. Purchaser shall have twenty (20) days from the date of this Agreement to inspect the condition of the Property. If Purchaser determines the condition of the Property is not acceptable to Purchaser, Purchaser shall give written notice of that determination to Seller within the twenty (20) days, stating the reason why Purchaser has determined the condition of the Property is unacceptable to Purchaser. If Seller removes the unacceptable condition prior to closing, the parties shall proceed to close as provided in the Agreement. If Seller does not remove the unacceptable condition prior to the date set for closing, this Agreement shall terminate, Purchaser's Deposit, and any interest paid on the Deposit, shall be returned to Purchaser, and neither party shall have any further rights or obligations to the other as a result of this Agreement.

     9. Closing and Exercise of Options.

          9.1 The closing of the sale of Parcel One shall occur within thirty
     (30) days after execution of this Agreement by both parties, provided that closing shall be extended by seven (7) business days, if Purchaser objects to title claiming it to be unmarketable, as provided in Paragraph 4.

          9.2 The closing of the sale of Parcel Two shall occur on a date mutually agreeable to Seller and Purchaser on or before August 31, 1999; provided (i) Parcel One has already been purchased by the Purchaser, and
     (ii) Purchaser has provided Seller forty-five (45) days advance written notice of its intent to purchase Parcel Two.

          9.3 The closing of the sale of Parcel Three shall occur on a date mutually agreeable to Seller and Purchase on or before June 10, 2000; provided (i) Parcel One and Parcel Two have already been purchased by the Purchaser, and (ii) Purchaser has provided Seller forty-five (45) days advance written notice of its intent to purchase Parcel Three.

          9.4 All sales shall be closed in the office of the closing agent, Ogden Murphy Wallace, P.L.L.C., or such other closing agent as the parties may agree. Purchaser and Seller shall deposit with the closing agent all instruments, documents and monies necessary to complete the sales in accordance with this Agreement. Escrow fees shall be divided equally between the Seller and Purchaser.

     10. Closing Agent. For purposes of this Agreement, "closing agent" shall be defined as the person authorized to perform escrow services pursuant to the provisions of Chapter 18.44 RCW who is designated by the Parties hereto to perform such services.

     11. Date of Closing. For purposes of this Agreement, "date of closing" shall be construed as the date upon which all appropriate documents are recorded and proceeds of this sale are available for disbursement to Seller.

     12. Possession. Seller shall deliver possession of the Property, or the portion thereof acquired by Purchaser as set forth herein, to Purchaser on the date of closing.

     13. Default. If Purchaser does not timely purchase the Property according to the schedule set forth in Section 9, then the balance of the Deposit not previously applied toward the purchase of a Parcel plus all accrued interest shall be forfeited to Seller, as Seller's sole and exclusive remedy. If the Seller defaults, Purchaser may seek specific performance of this Agreement, damages or rescission.

     14. Protective Covenants. Except as provided below, the Property shall, after the closing, remain subject to the "Protective Covenants, Olds Station Industrial Park, Port of Chelan County," (the "Covenants") as now or hereafter adopted by Seller; provided that Purchaser shall have the right to review, comment on, and negotiate with Seller regarding any changes or amended covenants hereafter adopted; and provided further that any changes or amendments shall not unreasonably restrict Purchaser's ability to make improvements on the Parcels, interfere with Purchaser's ability to conduct its business, or discriminate against Purchaser in favor of other landowners, including Seller. Purchaser has received and is familiar with a copy of the Covenants currently in effect. The Covenants, together with any changes or amendments made in accordance with this paragraph, shall be binding on the Property and shall run with the land. As a condition of the closing, the parties shall have reached agreement on the method for resolving disputes regarding issues arising under the Covenants, including the giving or withholding of consent by Seller to a requested plan for use or condition of the Property, a request for a variance from the Covenants for the Property, or other accommodation or change relative to the Covenants requested by Purchaser. The parties anticipate the resolution shall be a method of binding arbitration.

     15. Sewage Capacity. Seller shall transfer or make available to the Property normal sewage capacity of 35,000 gallons per day. It is anticipated 35,000 gallons of sewage capacity may exceed the amount necessary to service the Property. After one (1) year, but not later than three (3) years after the date of closing of the last Parcel to be purchased by Purchaser, the parties shall determine the daily average historical use of sewage capacity and shall consider the reasonably projected future use of sewage capacity at the Property, taking into consideration future potential facilities and uses. If the Seller concludes that the historical and reasonably projected future use of the Property is such that the capacity allocated as set forth below appears in excess of the reasonable needs of the Property, then the parties shall adjust the capacity so that it is reduced to a number reasonably calculated to service the Property, or portion thereof. In the event the parties cannot agree on the number of gallons of sewage capacity reasonably necessary to service the Property, or portion thereof, the matter shall be resolved by arbitration in the manner established between the parties for the resolution of a dispute regarding, or the interpretation of, the Covenants. At Seller's election, a memorandum of agreement reflecting the provisions of this paragraph may be placed of record. The above-referenced sewage capacity shall be allocated as follows and shall be transferred to the Purchaser at the closing for each respective Parcel:

          Parcel One:    15,000 gallons per day

          Parcel Two:     8,000 gallons per day

          Parcel Three:  12,000 gallons per day

     16. Purchaser Represented by Attorney. Seller and Purchaser acknowledge and understand that Ogden Murphy Wallace, P.L.L.C. is acting as the drafter of this Agreement and the documents implementing this Agreement, and is not providing independent legal advice to the Purchaser. Seller shall pay all costs and fees of Ogden Murphy Wallace, P.L.L.C., in this transaction, except escrow fees. Purchaser acknowledges that it has been advised and has had the opportunity to seek independent counsel for review of documents.

     17. Computation of Time. Unless otherwise expressly specified herein, any period of time specified in this Agreement shall expire at 9:00 p.m. of the last calendar day of the specified period of time, unless the last day is Saturday, Sunday, or a legal holiday, as prescribed in RCW 1.16.050, in which event the specified time shall expire at 9:00 p.m. of the next business day. Any specified period of five (5) days or less shall include business days only.

     18. AS-IS. NO WARRANTY. PURCHASER ACKNOWLEDGES IT IS FAMILIAR WITH THE PROPERTY, HAS INVESTIGATED SAME, HAS BEEN IN POSSESSION OF PARCEL TWO AND PARCEL THREE AS A TENANT, AND HAS BEEN PROVIDED WITH ADDITIONAL OPPORTUNITIES TO INVESTIGATE THE PROPERTY PURSUANT TO THIS AGREEMENT. PURCHASER ACKNOWLEDGES AND AGREES THAT IT IS RELYING SOLELY ON ITS INSPECTION AND INVESTIGATION OF THE PROPERTY, AND ACCEPTS THE PROPERTY "AS IS, WHERE IS" IN ITS PRESENT CONDITION WITH NO WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, EITHER ORAL OR WRITTEN, MADE BY SELLER OR ANY EMPLOYEE, AGENT OR REPRESENTATIVE OF SELLER WITH RESPECT TO THE PHYSICAL CONDITION OF THE PROPERTY, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT. PURCHASER SHALL HAVE DETERMINED TO ITS SATISFACTION BEFORE CLOSING, THAT THE PROPERTY CAN BE USED FOR THE PURPOSES PURCHASER INTENDS. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PURCHASER ACKNOWLEDGES AND AGREES THAT NEITHER SELLER NOR SELLER'S AGENT HAD MADE, AND DOES NOT MAKE, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, WITH RESPECT TO THE HABITABILITY, TENANTABILITY OR SUITABILITY FOR COMMERCIAL OR RESIDENTIAL PURPOSES, MERCHANTABILITY, POTENTIAL USE OF THE PROPERTY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE PROPERTY, OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES, WASTES OR MATERIALS AS DEFINED BY STATE, FEDERAL OR LOCAL LAW, ALL OF WHICH WARRANTIES SELLER HEREBY EXPRESSLY DISCLAIMS.

     19. Notices. Any notice required or authorized to be given under the terms of this Agreement shall be given to the Seller or Purchaser at the address indicated below the signature of the Seller or Purchaser. Delivery shall be deemed to have occurred upon delivery to the Seller or the Purchaser in person or by mailing the notice to the Seller or Purchaser at the addresses indicated by the United States mail, certified postage prepaid.

     20. Attorneys Fees and Costs. In the event it is necessary for any of the Parties to this Agreement to utilize the services of any attorney to enforce any alleged default under this Agreement that has not been cured within thirty days after receipt by the other party of written notice of the default, such enforcing Party shall be entitled to, in addition to other relief, compensation for its reasonable attorneys' fees and costs. In the event of litigation regarding any of the terms of this Agreement, the substantially prevailing Party shall be entitled, in addition to other relief, to its reasonable attorneys' fees and costs.

     21. Essence of Time. TIME IS OF THE ESSENCE IN THIS AGREEMENT.

     22. Entire Agreement. This Agreement contains the entire Agreement of the Parties hereto, and except for any Agreements or warranties otherwise stated in writing to survive the execution and delivery of this Agreement, supersedes all other previous understandings and agreements, written and oral, with respect to this transaction.

     23. Savings Clause. Nothing in this Agreement shall be construed as to require any act contrary to law, and wherever there is any conflict between the provisions of this Agreement and any statute, law, public regulation or ordinance, the latter shall prevail, but in such event, the provisions of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within legal requirements.




                [remainder of this page left intentionally blank]

     24. Survival. All representations and warranties made under this Agreement, and all duties and obligations of the Parties hereunder, to be performed after the closing, shall survive the closing and remain in effect until fulfilled and shall not merge with the recordation of any deeds.

     DATED this 15 day of January, 1999.


SELLER:                                     Seller's Address:

PORT OF CHELAN COUNTY
                                            P.O. Box 849
                                            Wenatchee, WA  98807-0849

By: /s/ Illegible
    ------------------------------
Its:  Director


     DATED this 20 day of January, 1999.


PURCHASER:                                  Purchaser's Address:

PACIFIC AEROSPACE & ELECTRONICS, INC.
                                            430 Olds Station Road
                                            Wenatchee, WA 98801


By: /s/ DONALD A. WRIGHT
    ------------------------------
Its:   President/CEO

                                    EXHIBIT A

                                LEGAL DESCRIPTION
                                       FOR
                              PORT OF CHELAN COUNTY
                                  PA&E PROPERTY
                                    PARCEL 1

     A portion of the Northeast quarter of the Northeast quarter of Section 28, Township 23 North, Range 20 East, W.M., more particularly described as follows:

     Commencing at the Northeast corner of Section 28 a found brass cap monument; thence South 00(degree)34'36" East on the East line of Section 28 for
350.02 feet to a found monument in the centerline of Euclid Avenue; thence continuing Northwesterly on a curve to the left with a delta angle of 63(degree)53'34" and a radius of 99.33 feet for an arc distance of 110.77 feet; thence North 64(degree)29'15" West for 169.78 feet to the centerline intersection of Euclid Avenue ("A" line revised 12/93 by Chelan County) and Isenhart Avenue; thence South 23(degree)13'11" West for 158.98 feet to a found monument in the centerline of Isenhart Avenue; thence turning 90(degree) to the right for 30.00 feet to the Northwesterly Right-of-Way of Isenhart Avenue and the Point Of Beginning of this description; thence North 23(degree)13'11" East for 101.91 feet to a curve to the left with a delta angle of 87(degree)46'24" and a radius of 27.00 feet with an arc distance of 41.36 feet; thence North 64(degree)29'15" West for 51.99 feet to a curve to the right with a delta angle of 15(degree)43'27" and a radius of 180.00 feet for an arc distance of 49.40 feet to a point on the Southeasterly Right-of-Way of the Burlington Northern Railroad; thence South 39(degree)40'29" West along said railroad Right-of Way for 1017.18 feet; thence South 50(degree)19'57" East for 207.48 feet to a curve to the right on the Northwesterly right-of-way of Isenhart Avenue with a delta angle of 23(degree)40'08" and a radius of 180.00 feet for an arc distance of
74.36 feet; thence North 39(degree)40'05" East for 628.30 feet to a curve to the left with a delta angle of 16(degree)26'55" and a radius of 770.00 feet with an arc distance of 221.05 feet and the Point Of Beginning of this description.

                                    EXHIBIT B

                                LEGAL DESCRIPTION
                                       FOR
                              PORT OF CHELAN COUNTY
                                  PA&E PROPERTY
                                    PARCEL 2

     A portion of the Northeast quarter of the Northeast quarter of Section 28, Township 23 North, Range 20 East, W.M., more particularly described as follows:

     Beginning at the Northeast corner of Section 28 a found brass cap monument; thence South 00(degree)34'36" East along the East line of Section 28 for 897.37 feet to a found monument in the centerline of Euclid Avenue; thence turning 90(degree) to the right for 30.00 feet to the West Right-of-Way of Euclid Avenue and the point of curve; thence on said curve on the right with a delta angle of 85(degree)39'42" and a radius of 120.00 feet with an arc distance of 179.41; thence South 85(degree)04'02" West for 88.06 feet to a curve to the left along the Northerly Right-of-Way Olds Station Road, with a delta angle of 03(degree)18'31" and a radius of 940.00 feet with an arc distance of 54.28 feet to the Point of Beginning of this description; thence continuing on said curve with a radius of 940.00 feet and a delta angle of 03(degree)07'52" with an arc distance of 51.37 feet; thence South 78(degree)37'38" West for 299.03 feet to a curve to the left with a delta angle of 00(degree)16'04" and a radius of 640.00 feet for a distance of 2.99 feet; thence North 00(degree)00'00 East for a distance of 315.90 feet to a point on the Southeasterly Right-of-Way of Isenhart Avenue; thence North 39(degree)40'05" East along said Right-of-Way for 290.86 feet to a curve to the left with a delta angle of 04(degree)13'17" and a radius of 830.00 feet with an arc distance of 61.15 feet; thence North 90(degree)00'00" East 55.27 feet; thence South 00(degree)01'30" west for 533.78 to the Point of Beginning.

                                    EXHIBIT C

                                LEGAL DESCRIPTION
                                       FOR
                              PORT OF CHELAN COUNTY
                                  PA&E PROPERTY
                                    PARCEL 3


     A portion of the Northeast Quarter of the Northeast Quarter of Section 28, Township 23 North, Range 20 East, W.M., more particularly described as follows:

     Beginning at the Northeast corner of Section 28, a found brass cap monument; thence South 00(degree)34'36" East along the East line of Section 28 for 350.02 feet to a found monument in the centerline of Euclid Avenue; thence South 89(degree)24'29" West for 30.00 feet to the Westerly Right-of Way of Euclid Avenue and the Point of Beginning; thence South 00(degree)35'41" East along the Westerly Right-of-Way of Euclid Avenue for 547.35 feet to a curve to the right having a delta angle of 85(degree)39'42" and a radius of 120.00 feet for an arc distance of 179.41 feet; thence South 85(degree)04'02" West along the Northerly Right-of-Way of Olds Station Road for 88.06 feet to a curve to the left having a delta angle of 03(degree)18'31" and a radius of 940.00 feet for an arc distance of 54.28 feet; thence North 00(degree)01'30" East for 533.78 feet; thence North 90(degree)00'00" West for 55.27 feet to a point on the Southeasterly Right-of-Way of Isenhart Avenue; thence North Easterly on said Right-of-Way on a curve to the left with a delta angle of 04(degree)56'20" and a radius of 830.00 feet for an arc distance of 71.55 feet; thence continuing on a curve to the left with a delta angle of 07(degree)17'18" and a radius of 830.00 feet for an arc distance of 105.58 feet; thence North 23(degree)13'11" East for
97.48 feet to a curve to the right with a delta angle of 92(degree)13'36" and a radius of 27.00 feet for an arc distance of 43.46 feet; thence South 64(degree)29'15" Eats along the Southerly Right-of-Way of Euclid Avenue for
110.52 feet to a curve to the right with a delta angle of 63(degree)53'35" and a radius of 69.33 feet for an arc distance of 77.31 feet to the Point of Beginning of this description.

                                                                   Exhibit 10.10


                     AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT


     This is Amendment No. 1, dated January 29, 1999 (the "Amendment"), to the Employment Agreement (the "Agreement") made as of June 1, 1997 by and between Pacific Aerospace & Electronics, Inc., a Washington corporation (the "Company"), and Donald A. Wright (the "Executive").

     WHEREAS, the Executive provides services to the Company as President and Chief Executive Officer pursuant to the Agreement;

     WHEREAS, the Company has recently constructed a new 4-story headquarters building located at 430 Olds Station Road, Wenatchee, Washington (the "Headquarters Building");

     WHEREAS, the fourth floor of the Headquarters Building was designed and constructed as a residence unit (the "Fourth Floor Unit") for the convenience of the Company so that an executive of the Company could live there in order to be available at all times to perform his or her duties to the Company;

     WHEREAS, the Company is requiring as a condition of the continued employment of the Executive that the Executive accept lodging in the Fourth Floor Unit and live there, for the convenience of the Company, and the Executive is willing to accept that requirement;

     NOW, THEREFORE, the Company and the Executive agree that the Agreement is amended as follows:

     1. Article 1 of the Agreement is hereby amended to add a new section 1.4 to read as follows:

          1.4 Lodging for the Executive. The Executive acknowledges that it is a condition of his employment he reside in the Fourth Floor Unit for the convenience of the Company, in order to be available at all times to perform his duties to the Company, and the Executive agrees to reside in the Fourth Floor Unit when he is in Wenatchee. The Company agrees that the Executive, and his spouse, and any of his dependents may live in the Fourth Floor Unit without paying any rent to the Company.

     2. Except as amended by this Amendment, the Agreement remains in full force and effect in accordance with its terms.

     Executed as of the date first written above.


                                       THE COMPANY:

                                       PACIFIC AEROSPACE & ELECTRONICS, INC.


                                       By: /s/ NICK A. GERDE
                                           -------------------------------------
                                           Nick A. Gerde, V.P. Finance and
                                           Chief Financial Officer


                                       THE EXECUTIVE:


                                       /s/ DONALD A. WRIGHT
                                       -----------------------------------------
                                       DONALD A. WRIGHT

                                                                   Exhibit 10.11

                              EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT (the "Agreement") is made as of March 1, 1999, by and between Pacific Aerospace & Electronics, Inc., a Washington corporation having its principal place of business at 430 Olds Station Road, Wenatchee, Washington (the "Company"), and Werner Hafelfinger (the "Executive").

                                    RECITALS

     A. The Company desires to retain the services of the Executive, and the Executive is willing to render such services to the Company in accordance with the terms hereinafter set forth; and

     B. The Compensation Committee of the Board of Directors of the Company, by appropriate resolutions, has authorized the employment of the Executive as provided for in this Agreement.

                                    AGREEMENT

     The Company and the Executive agree as follows:

                                   ARTICLE 1.
                               Employment; Duties

     1.1 Employment. The Company hereby employs the Executive as Vice President Operations of the Company, and the Executive accepts such employment, upon the terms and conditions of this Agreement.

     1.2 Duties. The duties to be performed by the Executive under this Agreement are as specified in the Company's Bylaws and as may be reasonably prescribed from time to time by the Board of Directors of the Company (the "Board") or the Chief Executive Officer.

     1.3 Hours. During the Contract Term (as defined below), excluding any periods of vacation, sick leave or disability to which the Executive is entitled and without limiting the Executive's ability to participate in unrelated business or other activities on his personal time, the Executive agrees to devote his full attention and working time to the business and affairs of the Company and, to the extent necessary to discharge his duties hereunder, to use his best efforts to perform faithfully and efficiently such duties.

     1.4 Related Companies. At the discretion of the Board, the Executive may be transferred or assigned to an equivalent management-level position at the Company or any of its subsidiaries, provided that the Executive shall not be required to change his place of residence without his consent in order to take such a position. In such event, all other terms of this Agreement will continue to apply during the Contract Term.

                                    ARTICLE 2
                                Term of Agreement

     The term of this Agreement shall commence on the date of this Agreement and end on May 31, 2002, or on such date as this Agreement may be earlier terminated pursuant to Article 6 (the "Contract Term").

                                    ARTICLE 3
                                  Compensation

     3.1 Annual Salary. For services rendered by the Executive under this Agreement, the Company agrees to pay to the Executive, and the Executive agrees to accept, an annual salary ("Annual Salary") for each year during the Contract Term (a "Contract Year") as follows:

           Contract Year              Annual Salary
           -------------              -------------

         3/1/99 - 5/31/99             $   43,750*

         6/1/99 - 5/31/00             $  175,000

         6/1/00 - 5/31/01             $  190,000

         6/1/01 - 5/31/02             $  210,000

         * Prorated based on an annual salary of $175,000.

The Company shall pay the Executive's Annual Salary in installments not less frequently than monthly, less all amounts required by law to be withheld, deducted or collected, in accordance with the Company's normal payroll policies for management-level employees, as such policies may be changed from time to time.

     3.2 Optional Increases. The Company may from time to time increase the Executive's Annual Salary, provided that it shall not be reduced after any such increase, and the term Annual Salary as used in this Agreement shall refer to the Annual Salary as so increased.

     3.3 Stock Options.

          3.3.1 Upon Execution of Agreement. Immediately after the execution of this Agreement, the Executive shall be entitled to receive options to purchase 50,000 shares of Common Stock, $.001 par value, of the Company (the "Common Stock").

          3.3.2 Annually. At the sole discretion of the Board, or a committee of the Board, the Executive may be entitled to receive, after completion of each full Contract Year, a bonus in the form of options to purchase up to 30,000 shares of Common Stock (the "Annual Option Bonus"), based on the performance of the Executive, the Company, and PA&E during the Contract Year just ended. For the partial Contract Year ending May 31, 1999, the Executive may be entitled to receive, after Completion of the Contract Year, an Annual Option Bonus in the form of options to purchase up to 15,000 shares of Common Stock.

          3.3.3 Conditions. Any options granted pursuant to this Agreement shall be subject to any vesting periods prescribed by the Board, or a committee thereof. All options shall be granted at an exercise price equal to the fair market value of the Common Stock on the date of grant and in accordance with, and subject to, the Company's Amended and Restated Stock Incentive Plan, as amended from time to time (or any other stock plan adopted by the Company for the benefit of employees). No options will be deemed to have been granted until they are specifically authorized by the Board or a committee thereof.

                                    ARTICLE 4
                                 Other Benefits

     4.1 Savings and Retirement Plans. The Executive shall be entitled to participate in all savings and retirement plans or programs applicable to other executive officers of the Company.

     4.2 Welfare Benefits. The Executive and his family shall be eligible for participation in, and shall receive all benefits under, welfare benefit plans, practices, policies, and programs provided by the Company to other executive officers of the Company. These may, but will not necessarily include medical, prescription, dental, optical, disability, salary continuance, employee life, group life, dependent life, accidental death, and travel accident insurance plans and programs.

     4.3 Fringe Benefits. The Executive shall be entitled to fringe benefits applicable to other executive officers of the Company.

     4.4 Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable employment-related expenses incurred by the Executive upon the Company's receipt of accountings in accordance with practices, policies, and procedures applicable to executive officers of the Company.

     4.5 Office and Support Staff. The Executive shall be entitled to an office or offices of a size and with furnishings and other appointments, and to personal secretarial and other assistance, of the type provided to other executive officers of the Company.

     4.6 Vacation. The Executive shall be entitled to paid vacation time in accordance with the plans, policies, and programs applicable to other executive officers of the Company.

     4.7 Automobile. The Executive shall have the use of an automobile of make, size and model reasonably satisfactory to the Executive and to the Company. The Company shall pay all acquisition or rental costs for that automobile, as well as costs of operation, maintenance, and insurance.

                                    ARTICLE 5
                                Change of Control

     5.1 Definitions. For purposes of this Article 5, the following terms shall have the meaning set forth below:

          5.1.1 Continuing Directors. "Continuing Directors" means those members of the Board at any relevant time (a) who were directors on the effective date of this Agreement or (b) are Approved Directors.

          5.1.2 Approved Directors. "Approved Directors" means those members of the Board who were approved, after the relevant event, for nomination, election or appointment to the Board by at least two-thirds of the Continuing Directors on the Board at the time of such approval.

          5.1.3 Change in Control. "Change in Control" means:

               (a) during any period of two consecutive years, the members of the Board at the beginning of such period, together with any Approved Directors elected during such period, cease for any reason to constitute at least a majority of the Board;

               (b) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing 30% or more of the combined voting power of the Company's then-outstanding voting securities. However, a Change in Control shall not be deemed to have occurred under this Section 5.1.3(b) if (i) a Change in Control under Section 5.1.3(a) has not occurred, and (ii) the Continuing Directors (by a vote of at least two-thirds of the Continuing Directors then on the Board) (1) approve in advance an acquisition resulting in beneficial ownership as described in Section 5.1.3(b), or (2) declare that a Change in Control under Section 5.1.3(b) has ceased if subsequently no person beneficially owns securities of the Company representing 30% or more of the combined voting power of the Company's then-outstanding securities; or

               (c) a change in control of beneficial ownership of the Company's voting securities of a nature that would be required to be reported pursuant to Item 6(e) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any similar item on a successor or revised form.

          5.1.4 Good Reason "Good Reason," in connection with the termination by the Executive of his employment with the Company subsequent to a Change in Control, means:

               (a) A diminution in the responsibilities, title or office of the Executive such that he does not serve as a Vice-President of the Company (which diminution was not a result of the Executive's disability), or the assignment (without the Executive's express written consent) by the Company to the Executive of any significant duties that are inconsistent with the Executive's position, duties, responsibilities and status as a Vice President of the Company;

               (b) Any reduction by the Company in the Executive's Annual Salary as in effect on the date of a Change in Control or as the same may be increased from time to time thereafter in accordance with this Agreement;

               (c) The Company's transfer or assignment of the Executive, without the Executive's prior express written consent, to any location that would require him to change his place of residence, except for required travel on Company business to an extent that does not constitute a substantial abrupt departure from the Executive's business travel obligations prior to the Change in Control; or

               (d) The failure by the Company to continue in effect any benefit or compensation plan, life insurance plan, health and medical benefit plan, disability plan or any other benefit plan in which the Executive is a participant at the time of a Change in Control without substituting a substantially similar plan, or the taking of any action by the Company that would adversely affect the Executive's right to participate in or materially reduce the Executive's benefits under any of such plans or benefits, or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change in Control, or as the same may be increased from time to time thereafter.

     5.4 Parachute Payments. "Parachute Payments" and "Excess Parachute Payments" shall each have the meanings attributed to them under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor section, and any regulations which may be promulgated in connection with said section.

     5.5 Severance Payments. If a Change of Control has occurred, and during the Contract Term and within six months after such Change in Control occurs, the Executive's employment is terminated:

          (a) by the Company for any reason, other than (i) for Cause (as defined below), (ii) as a result of the Executive's death or disability, or
     (iii) as a result of the

     Executive's retirement in accordance with the Company's general retirement policies; or

          (b) by the Executive for Good Reason;

then, within 30 days after termination of the Executive, the Company shall pay to the Executive an amount equal to two times his Annual Salary then in effect, in cash (the "Severance Payment"). The Severance Payment, together with any unpaid compensation owed to Executive under Article 3 for services rendered through the effective date of termination, shall constitute the sole obligation of the Company payable with respect to termination of the Executive.

     5.3 Severance Benefits. If the Executive is entitled to a Severance Payment, then the Company shall also maintain in full force and effect for one year after termination of the Executive, all employee health and medical benefit plans and programs in which the Executive or his family were participants immediately prior to termination, provided that such continued participation is possible under the general terms and provisions of such plans and programs. However, if the Executive becomes eligible to participate in a health and medical benefit plan or program of another employer which confers substantially similar benefits, then the Executive shall cease to receive benefits under this
Section 5.3 in respect of such plan or program.

     5.4 Parachute Payment Limitation. Notwithstanding any other provision of this Agreement, if any Parachute Payment or Payments are characterized as Excess Parachute Payments, then the following rules shall apply:

          5.4.1 The Company shall compute the net value to the Executive of all such severance payments after reduction for the excise taxes imposed by Section 4999 of the Code and for any normal income taxes that would be imposed on the Executive if such severance payments constituted the Executive's sole taxable income;

          5.4.2 The Company shall next compute the maximum amount of severance payments that can be provided without any such payments being characterized as Excess Parachute Payments, and reduce the result by the amount of any normal income taxes that would be imposed on the Executive if such reduced severance benefits constituted the Executive's sole taxable income;

          5.4.3 If the amount derived in Section 5.4.1 is greater than the amount derived in Section 5.4.2, then the Company shall pay the Executive the full the amount of severance payments without reduction. If the amount derived in Section 5.4.1 is not greater than the amount derived in Section 5.4.2, then the Company shall pay the Executive the maximum amount of severance payments that can be provided without any such payments being characterized as Excess Parachute Payments.

     5.5 No Mitigation. The Executive shall not be required to mitigate the amount of the Parachute Payment by seeking other employment or otherwise, nor shall the amount of the Parachute Payment be reduced by any compensation earned by the Executive as a result of employment by another company, self-employment or otherwise

                                    ARTICLE 6
                              Restrictive Covenants

     6.1 Protected Information.

          6.1.1 Covenant. Either during or after expiration of the Contract Term, the Executive shall not, directly or indirectly, divulge, furnish or make accessible to any person, firm, corporation, association or other entity, or use in any manner, any Protected Information (as defined below), or cause any Protected Information to enter the public domain, except as may be required in the regular course of the Executive's employment by the Company.

          6.1.2 Access to Protected Information. The Company has advised the Executive and the Executive has acknowledged that it is the policy of the Company to maintain as secret and confidential all Protected Information, and that Protected Information has been and will be developed at substantial cost and effort to the Company. The Executive acknowledges that he will acquire Protected Information with respect to the Company, which information is a valuable, special, and unique asset of the Company's business and operations, and that disclosure of such Protected Information would cause irreparable damage to the Company.

          6.1.3 Employee-Created Protected Information. The Executive agrees to promptly disclose to the Company all Protected Information developed in whole or in part by the Executive during his employment with the Company and which relates to the Company's business. Such Protected Information is, and shall remain, the exclusive property of the Company. All writings created during the Executive's employment with the Company (excluding writings unrelated to the Company's business) are considered to be "works-for-hire" for the benefit of the Company, and the Company shall own all rights in such writings. Washington law requires the following notice to be given to the Executive:

     This Agreement does not require the Executive to assign to the Company any invention by the Executive for which no equipment, supplies, facility or trade secret information of the Company was used and which was developed entirely on the Executive's own time unless the invention related (i) directly to the Company's business, or (ii) to the Company's actual or demonstrably anticipated research or development, or (iii) the development results from any work performed by the Executive for the Company.

          6.1.4 Return of Confidential Records. All forms of information and all physical property made or compiled by the Executive prior to or during the Contract Term containing or relating in any way to Protected Information shall be the Company's exclusive property. All such materials and any copies thereof shall be held by the Executive in trust

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
solely for the benefit of the Company and shall be delivered to the Company upon expiration of the Contract Term, or at any other time upon the Company's request.

          6.1.5 Protected Information. "Protected Information" means trade secrets, confidential and propriety business information of the Company, any information of the Company other than information which has entered the public domain (unless the Executive caused such information to enter the public domain) and all valuable and unique information and techniques acquired, developed or used by the Company relating to its business, operations, employees, customers and suppliers, which give the Company a competitive advantage over those who do not know the information and techniques and which are protected by the Company from unauthorized disclosure, including but not limited to, customer lists (including potential customers), sources of supply, processes, patented or proprietary technologies, plans, materials, pricing information, internal memoranda, marketing plans, internal policies, and products and services which may be developed from time to time by the Company and its agents or employees.

     6.2 Non-Competition.

          6.2.1 Covenant. The Executive agrees that, during the Contract Term and for a period of two years after the expiration of the Contract Term (or such other period as may be applicable pursuant to Section 7.3), he will not (i) directly or indirectly, in any capacity, engage or participate in, or become employed by or render advisory or consulting or other services in connection with any Prohibited Business, as defined below, or (ii) make any financial investment, whether in the form of equity or debt, or own any interest, directly or indirectly, in any Prohibited Business.

          6.2.2 Exception. Nothing in this Section 6.2 shall restrict the Executive from making any investment in any company whose stock is listed on a national securities exchange or actively traded in the over-the-counter market; provided that (i) such investment does not give the Executive the right or ability to control or influence the policy decisions of any Prohibited Business, and (ii) such investment does not create a conflict of interest between the Executive's duties hereunder and the Executive's interest in such investment.

          6.2.3 Prohibited Business. "Prohibited Business" means any business entity whose activities or products are directly or indirectly competitive with those of the Company and which has contact, or seeks to establish contact (including without limitation by making or soliciting sales or submitting bids), with any business or governmental entity in the United States that is, at any time, a customer of the Company.

     6.3 Non-Interference with Employment Relationships. The Executive agrees that during the Contract Term and for a period of two years after the expiration of the Contract Term (or such other period as may be applicable pursuant to Section 7.3), he will not (i) directly or indirectly solicit, induce, or encourage any employee of the Company to leave his or her employment with the Company or interfere with any employment relationship between the Company and any of its employees, or (ii) hire or encourage or assist any other person to hire any person who has been an employee of the Company within the previous three months.

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
     6.4 Disclosure of Business Opportunities. The Executive agrees to promptly and fully disclose to the Company, and not to divert to his own use or benefit or the use or benefit of others, any business opportunities involving any existing or prospective line of business, supplier, product or activity of the Company or any business opportunities that otherwise should be afforded to the Company.

     6.5 Survival of Undertakings and Injunctive Relief.

          6.5.1 Survival. The provisions of Sections 6.1, 6.2, 6.3, and 6.4 shall survive the expiration of the Contract Term, irrespective of the reasons therefor. In the event of any such violation of Sections 6.1, 6.2, 6.3, or 6.4, the Executive further agrees that the time periods set forth in such sections shall be extended by the period of such violation.

          6.5.2 Injunctive Relief. The Executive acknowledges and agrees that the restrictions imposed upon him by Sections 6.1, 6.2, 6.3, and 6.4 and the purpose of such restrictions are reasonable and are designed to protect the Protected Information and the continued success of the Company without unduly restricting the Executive's future employment by others. Furthermore, the Executive acknowledges that, in view of the Protected Information which the Executive has or will acquire or has or will have access to, and in view of the necessity of the restrictions contained in Sections 6.1, 6.2, 6.3, and 6.4, any violation of any provision of Sections 6.1, 6.2, 6.3, and 6.4 hereof would cause irreparable injury to the Company with respect to the resulting disruption in their operations. By reason of the foregoing, the Executive consents and agrees that if the Executive violates any of the provisions of Sections 6.1, 6.2, 6.3, or 6.4, the Company shall be entitled, in addition to any other remedies that it may have, including money damages, to an injunction to be issued by a court of competent jurisdiction, restraining the Executive from committing or continuing any violation of such sections of this Agreement.

     6.6 References to the Company. All references to the Company in this
Article 6 shall be deemed to include any subsidiary, parent, successor in interest, or other affiliate of the Company.

                                    ARTICLE 7
                                   Termination

     7.1 Termination of Employment. The Executive's employment may be terminated at any time during the Contract Term by mutual agreement of the parties, or as otherwise provided in this Article 7.

     7.2 Termination for Cause. The Company may terminate the Executive's employment without notice at any time for Cause. For purposes of this Agreement, the term "Cause" shall include: continued neglect, after notice thereof, or willful misconduct by the Executive with respect to his duties and obligations under this Agreement; unauthorized expenditure of the Company's funds; unethical business practices in connection with the Company's business; misappropriation of the Company's assets; any material breach by the Executive of any term or provision of this Agreement; any act or action of the Executive during the Contract Term involving embezzlement, dishonesty related to the Company or the

Company's business, or habitual use of alcohol or drugs; conviction of any felony; or any similar or related act, insubordination, or failure to act by the Executive. Upon termination for Cause, the Executive shall not be entitled to payment of any compensation other than salary and accrued benefits under this Agreement earned up to the date of such termination.

     7.3 Termination without Cause. The Company may terminate the Executive's employment without notice at any time without Cause. In the event of any such termination, the Executive shall be entitled to receive from the Company an amount equal to 12 months of the Annual Salary then in effect, which shall be payable in cash in accordance with the normal payroll practices of the Company for management-level employees, including deductions, withholdings, and collections as required by law, in equal installments over a 12-month period and not less frequently than monthly. If the Executive's employment is terminated pursuant to this Section 7.3, the Company shall be obligated to maintain in full force and effect, for 12 months after termination, all employee health and medical benefit plans and programs in which the Executive or his family were participants immediately prior to termination, if such continued participation is possible under the general terms and provisions of such plans and programs. However, if the Executive becomes eligible to participate in a health and medical benefit plan or program of another employer which confers substantially similar benefits, the Executive shall cease to receive benefits under this subparagraph in respect of the Company's plan or program. Any amount payable pursuant to this Section 7.3, together with any compensation pursuant to Article 3 that is payable for services rendered through the effective date of termination, shall constitute the sole obligation of the Company payable with respect to the termination of the Executive as provided in this Section 7.3. The Executive shall not be required to mitigate the amount of any payment provided for in this Section 7.3 by seeking other employment or otherwise, nor shall the amount of any payment provided for in Section 7.3 be reduced by any compensation earned by the Executive as a result of employment by another company, self-employment or otherwise. If the Executive's employment is terminated pursuant to this Section 7.3, the time periods stated in Section 6.2.1 and 6.3 shall be changed to one year.

                                    ARTICLE 8
                                  Miscellaneous

     8.1 Assignment, Successors. The Company may freely assign its rights and obligations under this Agreement to a successor of the Company's business, without the prior written consent of the Executive. This Agreement shall be binding upon and inure to the benefit of the Executive and the Executive's estate and the Company and any assignee of or successor to the Company.

     8.2 Beneficiary. If the Executive dies prior to receiving all of the salary otherwise payable during the full Contract Term, any salary owing to the Executive for the period through the Executive's last actual day of employment, plus a lump sum payment of three months' salary shall be paid to the beneficiary designated in writing by the Executive ("Beneficiary") or, if no such Beneficiary is designated, to the Executive's estate.

     8.3 Nonalienation of Benefits. Benefits payable under this Agreement shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary, prior to actually being received by the Executive, and any such attempt to dispose of any right to benefits payable hereunder shall be void.

     8.4 Severability. If all or any part of this Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of this Agreement not declared to be unlawful or invalid. Any paragraph or part of a paragraph so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such paragraph or part of a paragraph to the fullest extent possible while remaining lawful and valid.

     8.5 Amendment and Waiver. This Agreement shall not be altered, amended or modified except by written instrument executed by PA&E, the Company and the Executive. A waiver of any term, covenant, agreement or condition contained in this Agreement shall not be deemed a waiver of any other term, covenant, agreement or condition, and any waiver of any other term, covenant, agreement or condition, and any waiver of any default in any such term, covenant, agreement or condition shall not be deemed a waiver of any later default thereof or of any other term, covenant, agreement or condition.

     8.6 Notices. All notices and other communications hereunder shall be in writing and either hand delivered or delivered by overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         If to the Company:            PACIFIC AEROSPACE & ELECTRONICS, INC.
                                       430 Olds Station Road
                                       Wenatchee, WA 98801
                                       Attn: President

         If to the Executive:          Werner Hafelfinger
                                       Address to be provided to the Company

Any party may from time to time designate a new address by notice given in accordance with this section. Notice and communications shall be effective when actually received by the addressee.

     8.7 Applicable Law. The provisions of this Agreement shall be interpreted and construed in accordance with the laws of the State of Washington, without regard to its choice of law principles.

     8.8 Effect on Other Agreements. This Agreement shall supersede all prior agreements, promises, and representations regarding employment by the Company and severance or other payments contingent upon termination of employment. Notwithstanding the foregoing, the Executive shall be entitled to any other severance plan generally applicable to other executive officers of the Company.

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
     8.9 Counterpart Originals. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     8.10 Entire Agreement. This Agreement forms the entire agreement between the parties hereto with respect to any severance payment and with respect to the subject matter contained in this Agreement.

     Executed as of the date first written above.


                                       PACIFIC AEROSPACE & ELECTRONICS, INC.


                                       By: /s/ DONALD A. WRIGHT
                                           ---------------------------------
                                           Donald A. Wright, President and Chief
                                           Executive Officer


                                       THE EXECUTIVE:


                                       WERNER HAFELFINGER
                                       -----------------------------------------
                                       Werner Hafelfinger

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